As filed with the Securities and Exchange Commission on August __, 2008
Registration No. 333-_________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
  Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

TECHPRECISION CORPORATION
(Name of Small Business Issuer in Its Charter)

Delaware	3599	51-0539828
(State or Other Jurisdiction of	(Primary Standard Industrial	(IRS Employer
Incorporation or Organization)	Classification Code Number)	Identification No.)

Bella Drive, Westminster, Massachusetts 01473 (978) 874-0591
(Address and telephone number of Principal Executive Offices)

Bella Drive, Westminster, Massachusetts 01473
(Address of principal place of business)

Mr. James G. Reindl, Chief Executive Officer
Techprecision Corporation
Bella Drive
Westminster, Massachusetts 01473
Telephone: (978) 874-0591
Fax: (978) 874-2748
(Name, address and telephone number of agent for service)

Please send a copy of all communications to:
Asher S. Levitsky P.C.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, NY 10006
Telephone: (212) 981-6767
Fax: (212) 930-9725
e-mail: alevitsky@srff.com

Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company.  See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
Common Stock, par value $.0001 per share (2)	5,000,000	$2.625	$13,125,500	$515.82

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended, based on the average of the bid and asked prices on August 26, 2008.

(2) Represents 5,000,000 shares of common stock issuable upon exercise of warrants. Pursuant to Rule 416 there are also being registered such additional shares as may be issuable pursuant to anti-dilution provisions relating to dilution resulting from stock splits, stock dividends, or similar transactions.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the securities act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to said section 8(a), may determine.

The information in this Prospectus is not complete and may be changed.  The selling stockholders may not sell these securities until the registration statement is filed with the Securities and Exchange Commission and becomes effective.  This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the sale is not permitted.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION DATED AUGUST __, 2008

PROSPECTUS

5,000,000 Shares
TECHPRECISION CORPORATION
Common Stock
OTC Bulletin Board trading symbol: TPCS

This prospectus relates to the public offering of an aggregate of 5,000,000 shares of common stock which may be sold from time to time by the selling stockholder named in this prospectus. These shares are issuable upon the exercise of warrants held by the selling stockholder.

We will not receive any proceeds from the sale by the selling stockholders of their shares of common stock other than the exercise price of the outstanding warrants if and when the warrants are exercised. We will pay the cost of the preparation of this prospectus, which is estimated at $20,000.

On August, 2008, the last reported sales price per share of our common stock on the OTC Bulletin Board was $___.

Investing in shares of our common stock involves a high degree of risk. You should purchase our common stock only if you can afford to lose your entire investment. See “Risk Factors,” which begins on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The selling stockholder has not engaged any underwriter in connection with the sale of its of common stock. The selling stockholder may sell shares of common stock in the public market based on the market price at the time of sale or at negotiated prices. The selling stockholders may also sell their shares in transaction that are not in the public market in the manner set forth under “Plan of Distribution.”

The date of this Prospectus is _________, 2008

You may only rely on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date.

PROSPECTUS SUMMARY

This summary does not contain all of the information that is important to you. You should read the entire prospectus, including the Risk Factors and our consolidated financial statements and related notes appearing elsewhere in this prospectus before making an investment decision.

Our Business

Through our wholly-owned subsidiary, Ranor, Inc., we manufacture metal fabricated and machined precision components and equipment. These products are used in a variety of markets including: alternative energy, medical, nuclear, defense, industrial, and aerospace. Our goal is to be an end-to-end service provider to our customers by furnishing customized and integrated “turn-key” solutions for completed products requiring custom fabrication and machining, assembly, inspection and testing.

We work with our customers to manufacture products in accordance with the customers’ drawings and specifications. Our work complies with specific national and international codes and standards applicable to our industry. We believe that we have earned our reputation through outstanding technical expertise, attention to detail, and a total commitment to quality and excellence in customer service.

 About Us

We are a Delaware corporation, organized in 2005 under the name Lounsberry Holdings II, Inc. On February 24, 2006, we acquired all of the issued and outstanding capital stock of Ranor, Inc., a Delaware corporation that, together with its predecessors, has been in continuous operations since 1956. Since February 24, 2006, our sole business has been the business of Ranor. On March 6, 2006, following the acquisition of Ranor, we changed our corporate name to Techprecision Corporation. Our acquisition of Ranor is accounted for as a reverse acquisition. As a result, our financial statements for periods prior to February 24, 2006 reflect the financial condition and results of operations of Ranor.

Our executive offices are located at Bella Drive, Westminster, MA 01473, telephone (978) 874-0591. Our website is www.techprecision.com. Information on our website or any other website is not part of this prospectus.

References in this prospectus to “we,” “us,” “our” and similar words refer to Techprecision Corporation and its subsidiary, Ranor, unless the context indicates otherwise.

THE OFFERING

Common Stock Offered:	The selling stockholder is offering a total of 5,000,000 shares of common stock, all of which are issuable upon exercise of warrants

Limitation on Issuance of Common Stock:
The holder of the warrants cannot exercise the warrants to the extent that such exercise would result in the holder and its affiliates beneficially owning more than 4.9% of our outstanding common stock.

Outstanding Shares of Common Stock:	13,868,995 shares [1,2]

Common Stock to be Outstanding After Offering:	18,868,995 shares [1,3]

Use of Proceeds:
We will receive no proceeds from the sale of any shares by the selling stockholders. In the event that the selling stockholder exercises its warrants, we would receive the exercise price. If all warrants for which the underlying shares are registered are exercised at the current exercise price, we would receive approximately $3.3 million, all of which, if and when received, would be used for working capital and other corporate purposes. We can give no assurance that any of the warrants will be exercised.

 (1) Does not include a total of 1,000,000 shares reserved for options, stock grants or other equity-based incentives granted or available for grant under our 2006 long-term incentive plan or shares issuable upon outstanding warrants held by an investor relations firm.

(2) Does not include the shares of common stock issuable upon conversion of the series A preferred stock or exercise of warrants held by Barron Partners.

The number of shares of common stock outstanding after the offering is based on the issuance of 5,000,000 shares of common stock upon exercise of those warrants for which the underlying shares included in this prospectus, and does not include any shares issuable upon conversion of series A preferred stock or exercise or warrants held by Barron Partners for which the underlying shares are not included in this prospectus.

SUMMARY FINANCIAL INFORMATION
(in thousands, except per share information)

The following information relating to June 30, 2008, March 31, 2008 and 2007 and the three months ended June 30, 2008 and June 30, 2007 and the years ended March 31, 2008 and 2007 has been derived from our financial statements which appear elsewhere in this prospectus.

Statement of Operations Information:

	Three Months Ended June 30,		Year Ended March 31,
	2008	2007	2008	2007
Net sales	$11,658	$6,553	$31,805	$19,086
Gross profit	3,380	1,676	8,332	3,543
Income from operations	2,759	1,217	6,402	1,446
Interest expense, net	119	132	512	628
Finance costs	4	3	17	289
Income (loss) before income taxes	2,636	1,082	5,874	530
Net income (loss)	1,572	685	3,516	290
Deemed dividend to preferred stockholders	--	--	--	(676)
Net income (loss) to holders of common stock	1,572	685	3,516	(386)
Net income (loss) per share of common stock – basic	$0.12	$0.07	$0.32	$(0.04)
Weighted average shares of common stock outstanding – basic	12,926	10,051	10,897	10,008
Net income (loss) per share of common stock – diluted	$0.06	$0.04	$0.12	$(0.04)
Weighted average shares of common stock outstanding – diluted	26,422	19,314	28,381	10,008

 Balance Sheet Information:

	June 30, 2008	March 31, 2008	March 31, 2007
Working capital	$7,796	$6,392	$3,398
Total assets	16,835	16,068	8,566
Notes payable – long-term portion	5,251	5,405	6,020
Total liabilities	10,981	11,909	8,489
Retained earnings (deficit)	526	(1,010)	(4,525)
Stockholders’ equity	5,854	4,159	77

RISK FACTORS

An investment in our securities involves a high degree of risk. In determining whether to purchase our securities, you should carefully consider all of the material risks described below, together with the other information contained in this prospectus before making a decision to purchase our securities. You should only purchase our securities if you can afford to suffer the loss of your entire investment.

Risks Relating To Our Business

Because we may require additional financing to expand our operations, our failure to obtain necessary financing may impair our operations.

At June 30, 2008, we had working capital of approximately $7.8 million. The only funding presently available to us, other than our cash flow from operations, is a $3.0 million capital equipment facility and a $2.0 million revolving credit line with a bank. We contemplate that we will expand our business during the next twelve months. The expansion of our facilities will require financing and our decision to commence the expansion will be based on our backlog of orders and anticipated growth in our business. The failure to obtain the necessary financing as well as the failure to generate the business necessary to keep the expanded facilities operation on a full-time basis could affect both our cash flows and our ability to operate profitably. We cannot assure you that these credit facilities will be sufficient to provide us with the funds necessary to enable us to perform our obligations under our contracts and to develop our business. Our failure to obtain any required financing could impair our ability to both serve our existing clients base and develop new clients and could result in both a decrease in revenue and an increase in our loss.

To the extent that we require financing, the terms of our February 2006 private placement and the number of outstanding warrants and the exercise price and other terms on which we may issue common stock upon exercise of the warrants, it may be difficult for us to raise additional equity capital if required for our present business or for any planned expansion. We cannot assure you that we will be able to get additional financing on any terms, and, if we are able to raise funds, it may be necessary for us to sell our securities at a price which is at a significant discount from the market price and on other terms which may be disadvantageous to us. In connection with any such financing, we may be required to provide registration rights to the investors. The price and terms of any financing which would be available to us could result in the issuance of a significant number of shares. Further, since Barron Partners, the investor in the February 2006 private placement, has a right of first refusal with respect to future financings, this right may affect our ability to obtain financing from other sources.

Because our contracts are individual purchase orders and not long-term agreements, the results of our operations can vary significantly from quarter to quarter.

We currently do not have long-term contracts with our customers, and major contracts with a small number of customers account for a significant percentage of our revenue. We must bid or negotiate each contract separately, and when we complete a contract, there is generally no continuing source of revenue under that contract. As a result, we cannot assure you that we have a continuing stream of revenue from any contract. Our failure to generate new business on an ongoing basis would materially impair our ability to operate profitably. Because a significant portion of our revenue is derived from services rendered from the alternative energy, nuclear, medical, defense, industrial, aerospace and related industries, our operating results may suffer from conditions affecting these industries, including any budgeting, economic or other trends that have the effect of reducing the requirements for our services.

Because of our dependence on a limited number of customers, our failure to generate major contracts from a small number of customers may impair our ability to operate profitably.

We have, in the past, been dependent in each year on a small number of customers who generate a significant portion of our business, and these customers have changed from year to year. However, since the year ended March 31, 2008, a majority of our revenues have come from one customer. For the three months ended June 30, 2008, our largest customer accounted for 69% of our revenues and our largest two customers accounted for 82% of our revenue. For the year ended March 31, 2008 our largest customer accounted for 51% of our revenue and our two largest customers accounted for 68% of our revenue. For the year ended March 31, 2007, our three largest customers accounted for approximately 44% of our revenue, with the largest accounting for 17.9% of our revenue. In addition, as of June 30, 2008, we had a $52.8 million order backlog, of which our largest customer accounted for approximately 80%. As a result, we may have difficulty operating profitable in the event of the default in payment by any of our major customers, the loss or deferral of existing orders or our failure to generate orders from new customers. Furthermore, to the extent that any one customer accounts for a large percentage of our revenue, the loss of that customer could materially affect our ability to operate profitably. Since one customer, GT Solar, Inc., accounted for 69% of our revenue for the three months ended June 30, 2008 and 51% of our revenue in the year ended March 31, 2008 and 80% of our backlog at June 30, 2008, the loss of this customer would have a material adverse effect upon our business and may impair our ability to operate profitably. We anticipate that our dependence on a limited number of customers in any given fiscal year will continue for the foreseeable future. There is a risk that existing customers will elect not to do business with us in the future or will experience financial difficulties. Furthermore, many of our customers are at an early stage and many are dependent on the equity capital markets to finance their purchase of our products. As a result, these customers could experience financial difficulties, business reverses or the loss of orders or anticipated orders which reduces or eliminates the need for the products which they ordered from us, as a result of which they could be unable or unwilling to fulfill their contracts with us. There is also a risk that our customers will attempt to impose new or additional requirements on us that reduce the profitability of those customers for us. Further, even if the orders are not changed, these orders may not generate margins equal to our recent historical results. If we do not develop relationships with new customers, we may not be able to increase, or even maintain, our revenue, and our financial condition, results of operations, business and/or prospects may be materially adversely affect.

Because of the nature of our business, we are subject to environmental regulations, we have in the past failed to comply with these regulations, and our failure to comply with these regulations has in the past resulted in, and could in the future result in, increased costs as well as penalties for violation of these regulations.

As a manufacturing business, we must comply with federal and state environmental laws and regulations which relate to the manner in which we store and dispose of materials and the reports that we are required to file. In the past, we have not been in compliance with all environmental regulations and, consequently, we have experienced increased costs and penalties. Any future non-compliance could result in both significant costs to become compliant as well as penalties which we may be required to pay as a result of non-compliance. We cannot assure you that we will not incur additional costs to maintain compliance with environmental laws and regulations or that we will not incur significant penalties for failure to be in compliance.

 Changes in delivery schedules and order specifications may affect our revenue stream.

Although we perform manufacturing services pursuant to orders placed by our customers, we have in the past experienced delays in the scheduling and changes in the specification of the products. These changes may result from a number of factors, including a determination by the customer that the product specifications need to be changed after receipt of an initial product or prototype. As a result of these changes, we suffered a delay in the recognition of revenue from the projects. We cannot assure you that our revenue will not be affected in the future by delays or changes in specifications or that we will ever be able to recoup revenue which was lost as a result of the delays or changes. In the past our revenue for a period of one or two quarters was affected by the postponement of one contract after the delivery of the initial unit and a delay in delivery under a second contract that was postponed and restarted as a result of a change in the customer’s drawings resulting in a decline in revenue on a period to period basis. Further, if we cannot allocate our personnel to a different project, we will continue to incur some expenses relating to the project, including labor and overhead. Thus, if orders are postponed our net income would be impacted by our need to maintain staffing for the postponed projects, even though they were not fully utilized during this period. We cannot assure you that our income will not decline in future periods as a result of changes in customers’ orders or their requirements for the products that they ordered.

If we make any acquisitions, they may disrupt or have a negative impact on our business.

Although we have no present plans for any acquisitions, in the event that we make acquisitions, we could have difficulty integrating the acquired companies’ personnel and operations with our own. In addition, the key personnel of the acquired business may not be willing to work for us. We cannot predict the affect expansion may have on our core business. Regardless of whether we are successful in making an acquisition, the negotiations could disrupt our ongoing business, distract our management and employees and increase our expenses. In addition to the risks described above, acquisitions are accompanied by a number of inherent risks, including, without limitation, the following:

•	the difficulty of integrating acquired products, services, assets, intellectual property or operations;

•	the potential disruption of the ongoing businesses and distraction of our management and the management of acquired companies;

•	difficulties in maintaining uniform standards, controls, procedures and policies;

•	the potential impairment of relationships with employees and customers as a result of any integration of new management personnel;

•	the potential inability or failure to achieve additional sales and enhance our customer base through cross-marketing of the products to new and existing customers;

•
potential unknown liabilities associated with acquired businesses or product lines, or the need to spend significant amounts to retool, reposition or modify the marketing and sales of acquired products or the defense of any litigation, whether or not successful, resulting from actions of the acquired company prior to our acquisition.

 Our business could be severely impaired if and to the extent that we are unable to succeed in addressing any of these risks or other problems encountered in connection with these acquisitions, many of which cannot be presently identified.

Risks Related to our Common Stock and the Market for our Common Stock

The rights of the holders of common stock may be impaired by the potential issuance of preferred stock.

Our certificate of incorporation gives our board of directors the right to create new series of preferred stock. As a result, the board of directors may, without stockholder approval, issue preferred stock with voting, dividend, conversion, liquidation or other rights which could adversely affect the voting power and equity interest of the holders of common stock. Preferred stock, which could be issued with the right to more than one vote per share, could be utilized as a method of discouraging, delaying or preventing a change of control. The possible impact on takeover attempts could adversely affect the price of our common stock. Although we have no present intention to issue any additional shares of preferred stock or to create any new series of preferred stock and the certificate of designation relating to the series A preferred stock restricts our ability to issue additional series of preferred stock, we may issue such shares in the future. Without the consent of the holders of 75% of the outstanding shares of series A preferred stock, we may not alter or change adversely the rights of the holders of the series A preferred stock or increase the number of authorized shares of series A preferred stock, create a class of stock which is senior to or on a parity with the series A preferred stock, amend our certificate of incorporation in breach of these provisions or agree to any of the foregoing.

The issuance of shares through our stock compensation plans may dilute the value of existing stockholders and may affect the market price of our stock.

We may use stock options, stock grants and other equity-based incentives, to provide motivation and compensation to our officers, employees and key independent consultants. The award of any such incentives will result in an immediate and potentially substantial dilution to our existing stockholders and could result in a decline in the value of our stock price. The exercise of these options and the sale of the underlying shares of common stock and the sale of stock issued pursuant to stock grants may have an adverse effect upon the price of our stock.

Because of our cash requirements and restrictions in our preferred stock purchase agreement, we may be unable to pay dividends.

In view of the cash requirements of our business, we expect to use any cash flow generated by our business to finance our operations and growth. Further, we are prohibited from paying dividends on our common stock while the series A preferred stock is outstanding.

Our stock price may be affected by our failure to meet projections and estimates of earnings developed either by us or by independent securities analysts.

Although we do not make projections relating to our future operating results, our operating results may fall below the expectations of securities analysts and investors. In this event, the market price of our common stock would likely be materially adversely affected.

We would be required to pay liquidated damages if we do not maintain a board consisting of a majority of independent directors.

The purchase agreement relating to the February 2006 private placement requires us to maintain a board of directors on which a majority of directors are independent directors and an audit committee composed solely of independent directors and the compensation committee will have a majority of independent directors as long as the series A preferred stock is outstanding. Although we presently meet these requirements, our failure to continue to meet these requirements in the future could result in our payment of liquidated damages that could be payable in cash or by the issuance of additional shares of series A preferred stock, as the investors shall determine. Our maximum liability under this provision is $396,000.

Because the holder of our warrants has cashless exercise rights, we may not receive proceeds from the exercise of the outstanding warrants if the underlying shares are not registered.

The holders of our warrants have cashless exercise rights, which provide them with the ability to receive common stock with a value equal to the appreciation in the stock price over the exercise price of the warrants being exercised. This right is not exercisable if the underlying shares are subject to an effective registration statement, and accordingly, the holders have the cashless registration rights until the effective date of the registration statement and thereafter if the warrants are not subject to a current and effective registration statement. Since we have not registered all of the shares of common stock issuable upon exercise of the warrants, the holders of those warrants, which cover the right to purchase 6,170,000 shares of common stock, have cashless exercise rights with respect to the underlying shares. To the extent that the holders of the warrants exercise this right, we will not receive proceeds from such exercise.

The issuance and sale of the common stock issuable upon conversion of the series A preferred stock and exercise of the warrants could result in a change of control.

If we issue all of the shares of common stock issuable upon conversion of the outstanding series A preferred stock and exercise of the warrants, the 8,267,999 shares of common stock so issuable would constitute approximately 56.2% of our then outstanding common stock. The percentage would increase to the extent that we are required to issue any additional shares of common stock become upon conversion of the series A preferred stock pursuant to the anti-dilution provisions. Any sale of all or a significant percentage of those shares to a person or group could result in a change of control.

FORWARD-LOOKING STATEMENTS

Statements in this prospectus may be “forward-looking statements.” Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements relating to our future activities or other future events or conditions. These statements are based on current expectations, estimates and projections about our business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may, and are likely to, differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those described above and those risks discussed from time to time in this prospectus, including the risks described under “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus and in other documents which we file with the Securities and Exchange Commission. In addition, such statements could be affected by risks and uncertainties related to our ability to generate business on an on-going business, to receive contract awards from the competitive bidding process, maintain standards to enable us to manufacture products to close tolerances, enter new markets for our services, market and customer acceptance, our ability to raise any financing which we may require for our operations, competition, government regulations and requirements, pricing and development difficulties, our ability to make acquisitions and successfully integrate those acquisitions with our business, as well as general industry and market conditions and growth rates, economic and business conditions that affect our clients, and general economic conditions. Any forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling stockholder of its common stock. If the selling stockholder exercises any warrants, we will receive the amount of the exercise price. Based on the present exercise price of $0.654075 per share, if the warrants to purchase a total of 5,000,000 shares of common stock were to be exercised, we would receive gross proceeds of approximately $3.3 million. We cannot assure you that any of the warrants will be exercised.

Further, the warrants include cashless exercise provisions which, if exercised, would result in the issuance of shares of common stock equal to the value the appreciation of the warrants without payment of any cash consideration. These rights are exercisable and would be continue to be exercisable to the extent that the underlying shares are not registered. We are only registering 5,000,000 shares of common stock for issuance upon exercise of the warrants. Since we are not registering all of the shares of common stock issuable upon exercise of the warrants, the holders of those warrants for which we have not registered the underlying shares, which cover the right to purchase 4,320,000 shares of common stock, have cashless exercise rights with respect to the underlying shares.

There are presently outstanding 13,868,995 shares of common stock. If all of the shares of common stock issuable upon exercise of the warrants that are covered by this prospectus are issued, we will have 18,868,995 shares of common stock outstanding, resulting in significant dilution to our stockholders. In addition to the 5,000,000 shares of common stock issuable upon exercise of warrants that are included in this prospectus, an additional 8,267,999 shares of common stock that are not covered by this prospectus are issuable upon conversion of the series A preferred stock, and an additional 4,320,000 shares of common stock that are not covered by this prospectus are issuable upon exercise of warrants.

SELLING STOCKHOLDER

The following table sets forth the names of the selling stockholder, the number of shares of common stock owned beneficially by the selling stockholder as of July 31, 2008, and the number of shares of our common stock that may be offered by the selling stockholder pursuant to this prospectus. The table and the other information contained under the captions “Selling Stockholder” and “Plan of Distribution” have been prepared based upon information furnished to us by or on behalf of the selling stockholder. The following table sets forth, as to the selling stockholder, the number of shares beneficially owned, the number of share being sold, the number of shares beneficially owned upon completion of the offering and the percentage beneficial ownership upon completion of the offering.

			After Sale of Shares in Offering
Name	Shares Beneficially Owned	Shares Being Sold	Shares Beneficially Owned	Percentageof Outstanding[2]
Barron Partners, LP1	5,000,000	5,000,000	972,219	4.9%

[1]
Mr. Andrew B. Worden, president of the general partner of Barron Partners, has sole voting and dispositive power over the shares beneficially owned by Barron Partners. The number of shares shows as beneficially owned by Barron Partners represents the number of shares being sold in this offering. As a result of the 4.9% limitation on the number of shares issuable upon conversion of the series A preferred stock and the exercise of the warrants, the number of shares of common stock shown as beneficially owned by Barron Partners after the offering represents the number that, upon such exercise or conversion, would result in Barron Partners owning 4.9% of the then outstanding common stock. The total number of shares which Barron Partners would own beneficially if the 4.9% limitation were not applicable is 17,902,999 shares prior to this offering, representing shares of common stock owned by Barron Partners or issuable upon exercise of the warrants and conversion of series A preferred stock, which would represent beneficial ownership of 66.9%of our common stock. The total number of shares which Barron Partners would own beneficially after completion of the offering, assuming all shares offered had been sold, if the 4.9% limitation were not applicable would be 12,902,999 shares, which would represent beneficial ownership of 41.0% of our common stock.

The selling stockholder is not a broker-dealer or an affiliate of a broker-dealer. The selling stockholder does not, and within the past three years has not had, any position, office or material relationship with us or any of our predecessors or affiliates.

On February 24, 2006, we entered into a preferred stock purchase agreement with Barron Partners LP, pursuant to which we sold to Barron Partners, for $2,200,000, 7,719,250 shares of series A preferred stock, and five-year warrants to purchase an aggregate of 5,610,000 shares of common stock at $.57 per share and 5,610,000 shares of commons stock at $.855 per share. The series A preferred stock was initially convertible into 7,719,250 shares of common stock, subject to adjustment. Both the conversion price of the series A preferred Stock and the exercise price of the warrants were adjusted because of our failure to meet the targeted fully-diluted earnings per As a result (i) the conversion price of the series A preferred stock was reduced from $.285 to $.218025, a reduction of 23.5%, with the result that the series A convertible preferred stock became convertible into an aggregate of 10,090,586 shares of common stock, with the conversion rate increasing from 1.00 share of common stock being issuable upon conversion of one share of series A preferred stock to 1.3072 shares of common stock being issuable upon conversion of one share of series A preferred stock and (ii) the exercise prices of the warrants were reduced by 23.5% -- from $.57 to $.43605 and from $.855 to $.654075. The shares of common stock being offered by Barron Partners represent shares of common stock issuable upon exercise of warrants with a $0.654075 exercise price.

The purchase agreement, the certificate of designation relating to the series A preferred stock and the warrants all provide that the preferred stock cannot be converted and the warrant cannot be exercised to the extent that the number of shares of common stock held by the selling stockholder and his affiliates after such conversion or exercise would exceed 4.9% of the outstanding common stock. Beneficial ownership is determined in the manner provided in Section 13(d) of the Securities Exchange Act of 1934 and Regulation 13d-3 of the SEC thereunder. This provision, which cannot be modified, limits the ability of the holders of the series A preferred stock and warrants to convert their shares of series A preferred stock and exercise their warrants. Based on the 13,868,995 shares of common stock that were outstanding on July 23, 2008, Barron Partners would not be able to convert series A preferred stock or exercise warrants for more than 714,596 shares of common stock. As the number of shares of common stock increases, whether upon conversion of series A preferred stock, exercise of warrants or for any other reason, the number of shares which could be issued under this limitation will increase. In the event that any holder of the series A preferred stock or the warrants issued in the February 2006 private placement transfers shares of series A preferred stock or warrants, the transferee, if it is not an affiliate of the transferor, would be subject to a separate 4.9% limitation.

As a result of our failure to have shares registered in a prior registration statement by August 23, 2006, we issued 33,212 shares of common stock as liquidated damages.

The purchase agreement also provides that:

•	Barron Partners has the right to participate in any future financing.

•	We are required to maintain a majority of independent directors and independent audit and compensation committees as long as the series A preferred stock is outstanding.

•
With certain limited exceptions, if we issue stock at a purchase price or warrants or convertible securities at an exercise or conversion price which is less than the conversion price of the series A preferred stock or the exercise price of the warrants, the conversion price and exercise price will be reduced to such lower price.

On October 3, 2007, we registered 2,000,000 shares, of which 1,900,000 shares represented shares issuable upon exercise of warrants held by Barron Partners. Barron exercised all of the warrants for which the underlying shares were registered and sold 1,585,000 shares.

PLAN OF DISTRIBUTION

The selling stockholder and any of its pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions or by gift. These sales may be made at fixed or negotiated prices. The selling stockholder may sell its shares of common stock in the public market based on the market price at the time of sale or at negotiated prices. Subject to the foregoing, the selling stockholder may use any one or more of the following methods when selling or otherwise transferring shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which a broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	sales to a broker-dealer as principal and the resale by the broker-dealer of the shares for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions, including gifts and exchanges for other securities;

•	covering short sales made after the date of this prospectus.

•	pursuant to an arrangement or agreement with a broker-dealer to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method of sale permitted pursuant to applicable: law.

Barron Partners may also sell shares issuable upon conversion of the series A preferred stock pursuant to Rule 144 or Rule 144A under the Securities Act, if available, and, if Barron Partners exercises warrants for which the underlying shares of common stock are not registered, Barron Partners may sell such shares pursuant to Rule 144 or Rule 144A if available.

See “Selling Stockholder” for information concerning the restriction on the right of the holders of the series A preferred stock and certain of the warrants to convert the shares of series A preferred stock and to exercise warrants if such conversion or exercise would result in the holder and his or its affiliates beneficially owning more than 4.9% of our common stock. Because of the limitation whereby Barron Partners cannot hold more than 4.9% of our stock, there is a limit on the number of shares that Barron Partners may sell at any time. However, this limitation does not prohibit successive exercises or conversions and sales of the underlying shares.

Broker-dealers engaged by the selling stockholder may arrange for other brokers dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholder does not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholder may from time to time pledge or grant a security interest in some or all of the shares or common stock or warrant owned by him and, if the selling stockholder defaults in the performance of the secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of our common stock in the course of hedging the positions they assume. The selling stockholder may, after the date of this prospectus, also sell shares of our common stock short and deliver these securities to close out their short positions, or lend or pledge their common stock to broker-dealers that in turn may sell these securities. The selling stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholder also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. In the event of a transfer by the selling stockholder of the warrants, we may be required to amend or supplement this prospectus in order to name the transferee as a selling stockholder.

The selling stockholder and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

Because the selling stockholder may be deemed to be “underwriters” within the meaning of the Securities Act, it would be subject to the prospectus delivery requirements of the Securities Act. Federal securities laws, including Regulation M, may restrict the timing of purchases and sales of our common stock by the selling stockholder and any other persons who are involved in the distribution of the shares of common stock pursuant to this prospectus.

If any broker-dealers act as underwriters in connection with the sale by the selling stockholder of its shares, it will be necessary for us to update this prospectus to provide information relating to such broker-dealers. In this connection, it will be necessary for us to file a supplement or a post-effective amendment to reflect, among other things, the identity of the broker-dealers acting as underwriters and the terms of the underwriting.

We are required to pay all fees and expenses incidental to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We are also required to register the shares of common stock issuable upon exercise of the warrants that are held by Barron Partners which shares are not included in the registration statement of which this prospectus is a part. We expect to file one or more additional registration statements, subject to the SEC’s policy on when such registration statements may be filed.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is traded on the Over the Counter Bulletin Board under the symbol TPCS. The following table sets forth the high and low bid quotations per share of our common stock as reported on the OTC Bulletin Board for the periods commencing November 7, 2007, when trading in our stock commenced, through March 31, 2008 and for the quarter ended June 30, 2008. The high and low bid quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Period	High Bid	Low Bid
November 7, 2007 to March 31, 2008	$3.90	$1.40
March 31, 2008 to June 30, 2008	3.05	2.15

As of July 31, 2008, we had approximately 90 record holders of our common stock and more than 400 beneficial owners of our common stock.

We have not paid dividends on our common stock, and the terms of certificate of designation relating to the creation of the series A preferred stock prohibit us from paying dividends. We plan to retain future earnings, if any, for use in our business. We do not anticipate paying dividends on our common stock in the foreseeable future.

As of July 31, 2008, we had the following shares of common stock reserved for issuance:

•	8,267,999 shares issuable upon conversion of the series A preferred stock.

•	9,320,000 shares issuable upon exercise of the warrants held by Barron Partners.

•
1,000,000 shares issuable upon exercise of stock options or other equity-based incentives pursuant to our 2006 long-term incentive plan. As of July 31, 2008, there were outstanding options and warrants to purchase 371,659 shares of common stock.

The 8,267,999 shares of common stock issuable upon conversion of the series A preferred stock held by Barron Partners may be sold pursuant to Rule 144. Barron Partners has registration rights with respect to these shares and the shares issuable upon exercise of the warrants held by Barron Partners.

Our insiders, who held 6,860,200 shares of common stock at July 31, 2008, may not sell the shares acquired at the time of the reverse acquisition for a period of twelve months following the February 24, 2006 closing. Thereafter, none of these stockholders may sell more than 10% of his or her shares in the public market in the twelve-month period following the expiration of the lock-up period or more than an additional 10% of his or her shares during the following twelve-month period, which is the period ended February 23, 2009. Thereafter, there are no contractual restrictions on the sale of their shares. Although these stockholders have demand and piggyback registration rights, we are not subject to any liquidated damages in the event that we fail to satisfy our obligations to register the shares. However, since these shares may be sold pursuant to Rule 144, we will not be required to register these shares.

Equity Compensation Plan Information

The following table summarizes the equity compensation plans under which our securities may be issued as of June 30, 2008.

Plan Category	Number of securities to be issued upon exercise of outstanding options and warrants	Weighted-average exercise price of outstanding options and warrants	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	484,159	$0.544	515,841
Equity compensation plan not approved by security holders	0	--	--

No unregistered securities were sold during the year ended March 31, 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion of the results of our operations and financial condition should be read in conjunction with our financial statements and the related notes, which appear elsewhere in this prospectus. The following discussion includes predictive statements. For a discussion of important factors that could cause actual results to differ from results discussed in the predictive statements, see “Forward Looking Statements.”

Overview

We offer a full range of services required to transform raw material into precise finished products. Our manufacturing capabilities include: fabrication operations - cutting, press and roll forming, assembly, welding, heat treating, blasting and painting; and machining operations - CNC (computer numerical controlled) horizontal and vertical milling centers. We also provide support services to our manufacturing capabilities: manufacturing engineering (planning, fixture and tooling development, manufacturability), quality control (inspection and testing), and production control (scheduling, project management and expediting).

All manufacturing is done in accordance with our written quality assurance program, which meets specific national and international codes, standards, and specifications. Ranor holds several certificates of authorization issued by the American Society of Mechanical Engineers and the National Board of Boiler and Pressure Vessel Inspectors. The standards used are specific to the customer’s needs, and we have implemented such standards into our manufacturing operations.

In recent years, the capital goods market experienced a slow down due to industry over build of product in the late 1990’s coupled together with the events of September 11, 2001. However, over the last several years, and based on recent project inquiries, recent projects awarded and current customer demands for our services and our backlog, we believe the market has rebounded. However, we may be affected by recessionary pressures to the extent that they affect the requirements of our customers.

A significant portion of our revenue is generated by a small number of customers who differ from period to period as we complete work on projects or commence new projects for other customers. For the three months ended June 30, 2008, GT Solar accounted for 69% of our sales and our second largest customer, BAE Systems accounted for 13% of our sales. In the year ended March 31, 2008, our largest customer, GT Solar, accounted for approximately 51% of our revenue, and BAE Systems accounted for approximately 17% of revenue. For the year ended March 31, 2007, our largest customer, GT Solar, accounted for 18% of our revenue and our largest three customers accounted for 45% of our revenue.

Our contracts are generated both through negotiation with the customer and from bids made pursuant to a request for proposal. Our ability to receive contract awards is dependent upon the contracting party’s perception of such factors as our ability to perform on time, our history of performance and our financial condition. We believe, based on increased requests for quotations, that there is an increasing demand for services of the type which we perform. We have changed the manner in which we treat potential business. In the past, our contracts generally called for one or a limited number of units, and once we complete our work on a contract, we generally do not receive subsequent orders for the same product. Although some of our contracts contemplate the manufacture of one or a limited number of units, we have are seeking more long-term projects with a more predictable cost structure, and we are rejecting or not bidding on projects we do not believe would generate an adequate gross margin. As a result of the implementation of this strategy, for the three months ended June 30, 2008, our sales and net income were $11,658,134 and $1,571,696, respectively, as compared to sales of $6,553,112 and a net income of $684,827 for the corresponding period of the previous fiscal year, and for the year ended March 31, 2008, our sales and net income were $31,805,146 and $3,515,935, respectively, as compared to sales of $19,086,209 and a net income of $290,225 for the previous fiscal year. Our gross margin for the three-month period ended June 30, 2008 was 29%, as compared with 26% for the three months ended June 30, 2007, and for the year ended March 31, 2008 our gross margin was 26% as compared to 19% in the year ended March 31, 2007. In the year ended March 31, 2007 we had a one-time deemed dividend of $675,013 to the preferred stockholders, for not meeting targeted earnings before taxes, depreciation and amortization (EBITDA).

Because our revenues are derived from the sale of goods manufactured pursuant to a contract, and we do not sell from inventory, it is necessary for us to constantly seek new contracts. There may be a time lag between our completion of one contract and commencement of work on another contract. During this period, we will continue to incur our overhead expense but with lower revenue. Furthermore, changes in the scope of a contract may impact the revenue we receive under the contract and the allocation of manpower.

Although we provide manufacturing services for large governmental programs, we usually do not work directly for agencies of the United States government. Rather, we perform our services for large governmental contractors and large utility companies. However, our business is dependent in part on the continuation of governmental programs which require the services we provide.

Growth Strategy

Our strategy is to leverage our core competence as a manufacturer of high-precision, large metal fabrications to expand our business into areas which have shown increasing demand and which we believe could generate higher margins.

We believe that rising energy demands along with increasing environmental concerns are likely to continue to drive demand in the alternative energy industry, particularly the solar and nuclear power industries. Because of our capabilities and the nature of the equipment required by companies in the alternative energy industries, we intend to focus our services in this sector.

As a result of both the increased prices of oil and gas and the resulting greenhouse gas emissions, nuclear power may become an increasingly important source of energy. Because we have certification from the American Society of Mechanical Engineers, along with our historic relationships with suppliers in the industry, we believe that we have the qualifications to benefit from any increased activity in the nuclear sector that may result. One of our customers is currently involved in a variety of commercial nuclear reactor repairs and overhaul projects. We manufacture several components needed to support this work. Another customer provides a complete nuclear waste storage system to commercial nuclear power plants. We manufacture lifting equipment for this company to use in these storage systems. We also see the fabrication of medical isotopes storage systems as a potential business area. However, revenues derived from the nuclear industry were insignificant for the three months ended June 30, 2008 and the year ended March 31, 2008 and currently do not constitute a significant portion of our backlog at June 30, 2009. We cannot assure you that we will be able to develop any significant business from the nuclear industry. As an example of our plan for diversification, we are currently working with a medical customer to manufacture critical components for proton beam therapy machines designed to be used to treat cancer. However, we cannot assure you that, if we obtain an order for this product, we will derive any significant business from the product.

We are currently evaluating plans to expand our current manufacturing facilities in the near-term both at our present locations and in other locations. We believe that this expansion will allow us to increase our overall industry offerings and capacity, allowing us to handle high volume orders or niche orders simultaneously. However, this expansion will require financing which may not be available on acceptable terms, if any.

We plan to offer more integrated products and turnkey solutions to provide greater value to our customers. We may target acquisitions that could enhance our existing business, although we are not engaged in any discussions or negotiations with respect to any acquisition.

As of June 30, 2008, we had a backlog of firm orders totaling approximately $52.8 million.  We anticipate that a significant amount of this backlog will be shipped during the year ended March 31, 2009 and the remainder in the year ended March 31, 2010. The backlog includes orders for more than $1.0 million from four three customers, in addition to GT Solar, which accounts for approximately 80% of our backlog.

 Critical Accounting Policies

The preparation of the Company’s financial statements in conformity with generally accepted accounting principles in the United States requires our management to make assumptions, estimates and judgments that effect the amounts reported in the financial statements, including all notes thereto, and related disclosures of commitments and contingencies, if any. We rely on historical experience and other assumptions we believe to be reasonable in making our estimates. Actual financial results of the operations could differ materially from such estimates. There have been no significant changes in the assumptions, estimates and judgments used in the preparation of our audited 2008 financial statements from the assumptions, estimates and judgments used in the preparation of our 2007 audited financial statements.

 Revenue Recognition and Costs Incurred

We derive revenues from (i) the fabrication of large metal components for our customers; (ii) the precision machining of such large metal components, including incidental engineering services; and (iii) the installation of such components at the customers’ locations when the scope of the project requires such installations.

Revenue and costs are recognized on the units of delivery method. This method recognizes as revenue the contract price of units of the product delivered during each period and the costs allocable to the delivered units as the cost of earned revenue. When the sales agreements provide for separate billing of engineering services, the revenues for those services are recognized when the services are completed. Costs allocable to undelivered units are reported in the balance sheet as costs incurred on uncompleted contracts. Amounts in excess of agreed upon contract price for customer directed changes, constructive changes, customer delays or other causes of additional contract costs are recognized in contract value if it is probable that a claim for such amounts will result in additional revenue and the amounts can be reasonably estimated. Revisions in cost and profit estimates are reflected in the period in which the facts requiring the revision become known and are estimable. The unit of delivery method requires the existence of a contract to provide the persuasive evidence of an arrangement and determinable seller’s price, delivery of the product and reasonable collection prospects. The Company has written agreements with the customers that specify contract prices and delivery terms. The Company recognizes revenues only when the collection prospects are reasonable.

Adjustments to cost estimates are made periodically, and losses expected to be incurred on contracts in progress are charged to operations in the period such losses are determined and are reflected as reductions of the carrying value of the costs incurred on uncompleted contracts. Costs incurred on uncompleted contracts consist of labor, overhead, and materials. Work in process is stated at the lower of cost or market and reflects accrued losses, if required, on uncompleted contracts.

Variable Interest Entity

We have consolidated WM Realty Management, a variable interest entity from which we lease our real estate, to conform to FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). We have also adopted the revision to FIN 46, FIN 46 (R), which clarified certain provisions of the original interpretation and exempted certain entities from its requirements.

 Income Taxes

We provide for federal and state income taxes currently payable, as well as those deferred because of temporary differences between reporting income and expenses for financial statement purposes versus tax purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recoverable. The effect of the change in the tax rates is recognized as income or expense in the period of the change. A valuation allowance is established, when necessary, to reduce deferred income taxes to the amount that is more likely than not to be realized. As of March 31, 2008, we had tax assets of approximately $672,000 from net operating loss carry-forwards and sources. As a result of the change in ownership resulting for the acquisition of Ranor in February 2006, our annual usage of the tax benefit of the tax loss-carryforward pursuant to Section 382 of the Internal Revenue Code and the treasury regulations is limited to approximately $24,863.

 New Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141 (revised 2007), Business Combinations, which replaces SFAS No 141. The statement retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS No. 141R is effective for the Company’s fiscal year beginning April 1, 2009 and will apply prospectively to business combinations completed on or after that date.

In December 2007, the FASB issued SFAS No. 160, Non-Controlling Interests in Consolidated Financial Statements, an amendment of ARB 51, which changes the accounting and reporting for minority interests. Minority interests will be re-characterized as non-controlling interests and will be reported as a component of equity separate from the parent’s equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. SFAS No. 160 is effective for the Company’s fiscal years beginning April 1, 2009 and will apply prospectively, except for the presentation and disclosure requirements, which will apply retrospectively. The adoption of SFAS No. 160 does not have an effect on our financial position or results of operation.

On July 1, 2007, we adopted the provisions of FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109, which provides a financial statement recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. Under FIN 48, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. The adoption of FIN 48 does not have a material effect on our financial position or results of operation.

On July 1, 2007, we adopted Emerging Issues Task Force Issue No. 06-2 (“EITF 06-2”), Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43. EITF 06-2 requires companies to accrue the costs of compensated absences under a sabbatical or similar benefit arrangement over the requisite service period. The adoption of EITF 06-2 does not have an affect the Company’s financial position or results of operation.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 provides reporting entities an option to report selected financial assets, including investment securities designated as available for sale, and liabilities, including most insurance contracts, at fair value. SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The standard also requires additional information to aid financial statement users’ understanding of a reporting entity’s choice to use fair value on its earnings and also requires entities to display on the face of the balance sheet the fair value of those assets and liabilities for which the reporting entity has chosen to measure at fair value. SFAS 159 is effective as of the beginning of a reporting entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS 157. The Company adopted SFAS No. 159. The application of SFAS No. 159 is not expected to have a material effect on the Company’s financial position or results of operations.

Results of Operations

Three Months Ended June 30, 2008 and 2007

The following table sets forth information from our statements of operations for the quarters ended June 30, 2008 and 2007, in dollars and as a percentage of revenue (in thousands, except per share amounts):

					Change from Quarter
	Quarter Ended June 30				Ended June 30, 2007
	2008		2007		to June 30, 2008
	Amount	Percent	Amount	Percent	Amount	Percent
Net sales	$11,658	100.0%	$6,553	100.0%	$5,105	77.9%
Cost of sales	8,278	71.0%	4,877	74.4%	3,401	69.7%

Gross profit	3,380	29.0%	1,676	25.6%	1,704	101.7%
Operating expenses:
Salaries and related expenses	435	3.7%	344	5.2%	91	26.5%
Professional fees	47	0.4%	44	0.7%	3	6.8%
Selling, general and administrative	139	1.2%	71	1.1%	68	95.8%

Total operating expenses	621	5.3%	459	7.0%	162	35.3%

Income from operations	2,759	23.7%	1,217	18.6%	1,542	126.7%

Other income (expenses)
Interest expense	(119)	(1.0)%	(132)	(2.0)%	13	9.8%
Interest income	-		-	0.0%	-	-%
Finance costs	(4)	0.0%	(3)	0.0%	(1)	33.8%

Total other income (expense)	(123)	(1.1)%	(135)	(2.1)%	12	(8.9)%

Income (loss) before income taxes	2,636	22.6%	1,082	16.5%	1,554	143.6%
Provision for income taxes	(1,064)	(9.1)%	(397)	(6.1)%	(667)	168.0%

Net income	$1,572	13.5%	$685	10.5%	$887	129.5%

Sales increased by $5,105,000, or 77.9%, from $6,553,000 for the quarter ended June 30, 2007 (the “June 2007 Quarter”) to $11,658 for the quarter ended June 30, 2008 (the “June 2008 Quarter”). The increase in sales resulted from an increase of $5,510,000, or 217%, in sales to GT Solar from $2,536,000 in the June 2007 Quarter to $8,046,000 in the June 2008 Quarter. Because of the work we performed for GT Solar, our sales to other customers declined slightly from the June 2007 Quarter to the June 2008 Quarter.

Our cost of sales for the June 2008 Quarter increased by $3,401,000 to $8,278, an increase of 69.7%, from $4,877,000 for the quarter ended June 30, 2007. The increase in cost of sales reflected the increase in sales and gross margin, with the result that our gross margin increased from 25.6% to 29.0%. With our marketing efforts focused on long range contracts with more predictable cost structures and avoiding projects that we believe are not likely to generate an adequate margin we were able to significantly improve our gross margin. More efficient manufacturing procedures additionally contributed to our increased profitability.

Our payroll and related costs were $435,000 for the quarter ended June 30, 2008 as compared to $344,000 for the quarter ended June 30, 2007. The $91,000 (26.5%) increase in payroll was partly attributable to the increased sales and related compensation of as well as bonuses to our senior executive officers and the chief executive officer of Ranor of $88,000 for the year ended March 31, 2008 which were awarded during the June 2008 Quarter.

Professional fees remained relatively constant, increasing from $44 for the June 2007 Quarter to $47 for the June 2008 Quarter.

Selling, administrative and other expenses for the June 2008 Quarter were $139,000 as compared to $71,000 for June 2007 Quarter, an increase of $68,000 or 95.8%. This increase reflected in part additional costs which we incurred when our stock became publicly traded in November 2007, as well as additional expense incurred as a result of the overall increase in our business.

Interest expense for the June 2008 Quarter was $119,000 as compared to $132,000 for the June 2007 Quarter. The reduction of $14,000 (10.3%) is a result of the repayment of the principal and decrease in the amount of the long-term debt of Ranor.

Income tax expense was $1,064,000 in the June 2008 Quarter as compared to $397,000 in the June 2007 Quarter.  Our effective income tax rate was 40% in the June 2008 Quarter as compared to 37% in the June 2007 Quarter.  The increase is a result of increased profitability in the second half of last year and positive earnings estimates for the current period. The effective tax rate in the June 2008 Quarter includes the recognition of a net deferred tax asset of $91,000. This deferred tax asset reflects the impact of recording an income tax benefit for the current portion of net operating loss carry forwards subject to Internal Revenue Code Section 382 and related state statutory limitations in the amount of $39,000 and an income tax benefit of $134,000 related to accrued compensation benefits. The deferred tax asset reflected on the balance sheet is net of the current portion deferred tax liability arising from timing differences in depreciation in the amount of $82,000.

As a result of the foregoing, our net income was $1,572,000 ($ 0.12 per share basic and $0.06 per share diluted) for the June 2008 Quarter, as compared to $685,000 ($0.07 per share basic and $0.04 per share diluted) for June 2007 Quarter as result of the factors described above.

Years Ended March 31, 2008 and 2007

The following table sets forth information from our statements of operations for the years ended March 31, 2008 and 2007, in dollars and as a percentage of revenue (dollars in thousands):

	Year Ended March 31,				Changes Year Ended March 31,
	2008		2007		2008 to 2007
	Amount	Percent	Amount	Percent	Amount	Percent
Net sales	$31,805	100%	$19,086	100%	$12,719	67%
Cost of sales	23,473	74%	15,543	81%	7,930	51%
Gross profit	8,332	26%	3,543	19%	4,789	135%

Payroll and related costs	1,228	4%	1,209	6%	19	2%
Professional expense	291	1%	498	3%	(207)	(42)%
Selling, general and administrative	411	1%	390	2%	21	5%
Total operating expenses	1,931	6%	2,098	11%	(167)	(8)%

Income (loss) from operations	6,402	20%	1,446	8%	4,956	343%
Interest expense, net	(512)	(2)%	(628)	(3)%	(116)	(18)%
Finance costs	(17)	0%	(289)	(2)%	(272)	(94)%
Income before income taxes	5,874	18%	530	3%	5,344	1008%
Provision for income taxes, net	(2,358)	(7)%	(240)	(1)%	2,118	882%
Net Income	$3,516	11%	$290	2%	$3,226	1112%
Deemed dividend to preferred shareholders	-	-	(676)	(4)%	676	--
Income to common shareholders	3,516	-	(386)	(2)%	3,902	1011%

Sales increased by $12,719,000, or 67%, from $19,086,000 for the year ended March 31, 2007 to $31,805,000 for the year ended March 31, 2008. This increase in sales reflected improved market conditions for capital goods and our business refocus as stated earlier. A significant portion of the increase resulted from a $12.7 million increase in sales to GT Solar and a $5.3 million increase in sales to BAE Systems.

Our cost of sales for the year ended March 31, 2008 increased by $7,930,000, to $23,473,000, an increase of 51%, from $15,543,000 for year ended March 31, 2007. The increase in cost of sales reflected the increase in sales and gross margin, with the result that our gross margin increased from 19% to 26%. With the increased orders from GT Solar and our marketing efforts focused on long range contracts with more predictable cost structures and avoiding projects that we believe are not likely to generate an adequate margin we were able to significantly improve our gross margin. More efficient manufacturing procedures additionally contributed to our increased profitability.

Our salaries and related expenses were $1,229,000 for the year ended March 31, 2008 as compared to $1,209,000 for the year ended March 31, 2007. The modest increase was partly attributable to the increased sales and related compensation of sales persons.

Professional fees decreased from $498,000 for the year ended March 31, 2007 to $391,000 for the year ended March 31, 2008. This decrease was attributable a decrease in the number of our regulatory filings of the company with a resulting decrease in associated fees.

Selling, administrative and other expenses for the year ended March 31, 2008 were $411,000 as compared to $390,000 for year ended March 31, 2007, an increase of $21,000 or 5%. This increase reflected in part additional costs which we incurred when our stock became publicly traded in November 2007, including the value of warrants issued to an investor relations firm, as well as additional expense incurred as a result of the overall increase in our business.

Interest expense for the year ended March 31, 2008 was $512,000 compared to $628,000 for the year ended March 31, 2007. The decrease of $116,000 (19%) is a result of refinancing the short term loan of WM Realty Management with a longer term loan. The refinancing of the loan also eliminated $150,000 amortization expenses of deferred short term loan costs.

As a result of the foregoing, our net income allocable to common stockholders was $3,516,000 ($0.32 per share basic and $0.12 per share diluted) for the year ended March 31, 2008, as compared to the loss of $386,000, $0.04 per share (basic and diluted),` for the year ended March 31, 2007. The net income allocable to common stockholders for the year ended March 31, 2007 reflected a deemed dividend to preferred stockholders as a result of changes in the conversion price of the series A preferred stock because of our failure to generate specified levels of earnings before interest, taxes, depreciation and amortization.

Liquidity and Capital Resources

At June 30, 2008, we had working capital of $7,796,000 as compared with working capital of $6,392,000 at March 31, 2007, an increase of $1,404,000 reflecting our increased level and profitability of our business. The following table sets forth information as to the principal changes in the components of our working capital (dollars in thousands).

			March 31 to June 30, 2008
Category	June 30, 2008	March 31, 2008	Amount	Change
Cash and cash equivalents	$3,774	$2,853	$921	32.3%
Accounts receivable, net	6,401	4,509	1,892	42.0%
Costs Incurred on uncompleted contracts	2,755	4,299	(1,544)	(35.9)%
Inventories	253	196	57	29.1%
Deferred tax asset	91	-	91	-
Prepaid expenses	252	1,039	(787)	(75.7)%
Accounts payable	2,039	991	1,048	105.8%
Accrued expenses	1,748	1,481	267	18.0%
Progress billings in excess of
cost of uncompleted contracts	1,328	3,419	-2,091	(61.2)%
Current maturity of long-term debt	614	614	-	-%
Total current assets	13,525	12,895	630	4.9%
Total current liabilities	5,729	6,504	(775)	(11.9)%
Net working capital	7,796	6,392	1,404	22.0%

The cash flow from operations was $1,225,000 for the June 2008 Quarter as compared to $44,000 in June 2007 Quarter. The increase of in cash flows from operations of $1,181,000 or 2687% was the net effect of an increase in the net profits and decrease in costs incurred on uncompleted contracts. The net cash used in financing activities was $30,000 for the quarter ended June 30, 2008 as compared to outflow of $193,000 for the quarter ended June 30, 2007. The $143,000 principal payment of the Sovereign bank notes and $2,000 auto loans were more than offset by $170,000 of cash received from the exercise of warrants. In addition, since our financial statements include the operations of WM Realty, our cash flows include the cash flows of WM Realty. During the quarter ended June 30, 2008, WM Realty made mortgage principal reduction payments totaling $9,000, and made net distributions of $47,000 to its members.

We invested $124,000 and $63,000 in property plant and equipment during the quarters ended June 30, 2008 and 2007, respectively. We made a deposit of $150,000 with manufacturers to acquire additional equipment in 2008.

As a result of cash flows from operations, our cash balance increased by $921,000 (32.3%) from $2,853,000 on March 31, 2008 to $3,774,000, on June 30, 2008.

For the year ended March 31, 2008, the cash flow from operations was $2,490,000 for the year ended March 31, 2008 as compared to $1,587,000 in 2007. The increase of in cash flows from operations of $903,000, or 57%, was the net effect of an increase in the net profits and decrease in costs incurred on uncompleted contracts.   The net cash used in financing activities was $126,000 for the year ended March 31, 2008 as compared to outflow of $205,000 for the year ended March 31, 2007. The principal payment of the Sovereign bank notes was $571,000 and auto loans $7,500, which was offset by $658,000 cash received from the exercise of warrants. In addition, since our financial statements include the operations of WM Realty, our cash flows include the cash flows of WM Realty. During the year ended March 31, 2008, WM Realty made mortgage principal reduction payments totaling $34,000, repaid a $60,000 loan from a member, had an addition to its capital of $17,500 and made a distribution of $129,000 to its members.

As part of the October 2006 refinancing of the mortgage given by WM Realty on the property leased by us, a new mortgage of $3,200,000 was placed on the property and the existing mortgage of $3,100,000 was paid off. The new mortgage has a term of ten years, bears interest at 6.75% per annum, and provides for monthly payments of principal and interest of $21,000. The monthly payments are based on a thirty-year amortization schedule, with the unpaid principal being due in full on November 1, 2016. WM Realty has the right to prepay the mortgage note upon payment of a prepayment premium of 5% of the amount prepaid if the prepayment is made during the first two years, and declining to 1% of the amount prepaid if the prepayment is made during the ninth or tenth year.

During the June 2008 Quarter, WM Realty had a net income of $33,000. The accumulated deficit of WM Realty was $163, as of June 30, 2008. During the quarter ended June 30, 2008, WM Realty made net capital distributions of $47,000 to its members.

We have a loan and security agreement with Sovereign Bank, pursuant to which we borrowed $4,000,000 on a term loan basis in connection with the acquisition of Ranor. As a result of amendments to the loan and security agreement, we have a $2,000,000 revolving credit facility and a $3,000,000 million capital expenditure facility, which is available to us until November 30, 2009, at which time any amounts borrowed under the line are to be amortized over a five year period. Pursuant to the agreement, Ranor is required to maintain a ratio of earnings available for fixed charges to fixed charges of at least 1.2 to 1, and an interest coverage ratio of at least 2:1.

The term note is due on March 1, 2013, and is payable in quarterly installments of $143,000. The note bears interest at 9% per annum through December 31, 2010 and at prime plus 1½% thereafter. At June 30, 2008 the principal balance due on our term loan to Sovereign Bank was approximately $2,714,000. The revolving note bears interest at prime plus ½%, and we have the right to borrow at a LIBOR rate plus 300 basis points. We may borrow, subject to the borrowing formula at any time prior to June 30, 2009. Any advances under the revolving note become due on June 30, 2009. The maximum borrowing under the revolving note is the lesser of (i) $2,000,000 or (ii) the sum of 70% of eligible accounts receivable and 40% of eligible inventory. At June 30, 2008, there were no borrowings under the line and maximum available under the borrowing formula was $2,000,000.

Under our capital expenditures facility, we may borrow up to $3,000,000 with interest at prime plus ½%, with interest only payable until November 30, 2008 and thereafter at the bank’s cost of funds rate related to its wholesale liabilities. The principal is to be amortized over a five-year term commencing December 1, 2008. As of June 30, 2008, we had not borrowed any money under this facility.

The securities purchase agreement pursuant to which we sold the series A preferred stock and warrants to Barron Partners provides Barron Partners with a right of first refusal on future equity financings, which may affect our ability to raise funds from other sources if the need arises.

While we believe that the $2,000,000 revolving credit facility, which remained unused as of June 30, 2008 and terminates in June 2009, our $3,000,000 capital expenditure facility and our cash flow from operations should be sufficient to enable us to satisfy our cash requirements at least through the end of fiscal 2009, it is possible that we may require additional funds to the extent that we expand our facilities. In the event that we make an acquisition, we may require additional financing for the acquisition. However, we do not have any current plans for any acquisition, and we cannot give any assurance that we will make any acquisition. We have no commitment from any party for additional funds; however, the terms of our agreement with Barron Partners, particularly Barron Partners’ right of first refusal, may impair our ability to raise capital in the equity markets since potential investors are often reluctant to negotiate a financing when another party has a right to match the terms of the financing.

On December 7, 2007, Ranor acquired all the equipment Vertex Tool and Die, Inc for $150,000 and assumed Vertex’s real property lease obligation. The current lease expires on February 28, 2009, and Ranor has the option to extend the lease for an additional term of five years. We have the option to purchase the leased property at market price.

We contemplate that we will expand our business during the next twelve months. Although we may use the bank facilities for this purpose, we may require additional financing as well. We can give no assurance that the necessary financing will be available.

The cash flow from operations was $2.5 million for the year ended March 31, 2008 as compared to $1.6 million in 2007. The increase of in cash flows from operations of $903,000, or 57%, was the net effect of an increase in the net profits and decrease in costs incurred on uncompleted contracts.   The net cash used in financing activities was $126,000 for the year ended March 31, 2008 as compared to outflow of $205,000 for the year ended March 31, 2007. The principal payment of the Sovereign bank notes was $571,000 and auto loans $7,500, which was offset by $658,000 cash received from the exercise of warrants. In addition, since our financial statements include the operations of WM Realty, our cash flows include the cash flows of WM Realty. During the year ended March 31, 2008, WM Realty made mortgage principal reduction payments totaling $34,000, repaid a $60,000 loan from a member, had an addition to its capital of $17,500 and made a distribution of $129,000 to its members.

In the year ended March 31, 2007, cash flow from financing activities reflected an $82,500 addition to WM Realty capital and $415,000 of capital contributed from the proceeds of the settlement agreement with the former stockholders of Ranor.

We invested $716,000 and $431,000 in property plant and equipment during the years ended March 31, 2008 and 2007, respectively. We made a deposit of $240,000 with manufacturers to acquire additional equipment in 2008.

Our cash balance almost doubled from March 31, 2007 to March 31, 2008. The net increase in cash was $1.4 million for the year ended March 31, 2008, as compared to $951,000 for the year ended March 31, 2007.

As part of the October 2006 refinancing of the mortgage given by WM Realty on the property leased by us, a new mortgage of $3.2 million was placed on the property and the existing mortgage of $3.1 million was paid off. The new mortgage has a term of ten years, bears interest at 6.75% per annum, and provides for monthly payments of principal and interest of $21,000. The monthly payments are based on a thirty-year amortization schedule, with the unpaid principal being due in full on November 1, 2016. WM Realty has the right to prepay the mortgage note upon payment of a prepayment premium of 5% of the amount prepaid if the prepayment is made during the first two years, and declining to 1% of the amount prepaid if the prepayment is made during the ninth or tenth year.

During the year ended March 31, 2008, WM Realty had a net income of $118,000. The accumulated deficit of WM Realty was $312,000 as of March 31, 2008. During the year ended March 31, 2008, WM Realty members made net capital contributions of $17,500 and received distributions of $129,000.

We have a loan and security agreement with Sovereign Bank, pursuant to which we borrowed $4.0 million on a term loan basis in connection with the acquisition of Ranor. As a result of amendments to the loan and security agreement, we have a $2.0 million revolving credit facility and a $3.0 million capital expenditure facility, which is available to us until November 30, 2009, at which time any amounts borrowed under the line are to be amortized over a five year period. Pursuant to the agreement, Ranor is required to maintain a ratio of earnings available for fixed charges to fixed charges of at least 1.2 to 1, and an interest coverage ratio of at least 2:1.

The term note is due on March 1, 2013, and is payable in quarterly installments of $143,000. The note bears interest at 9% per annum through December 31, 2010 and at prime plus 1½% thereafter. At March 31, 2008 the principal balance due on our term loan to Sovereign Bank was approximately $2.9 million. The revolving note bears interest at prime plus ½%, and we have the right to borrow at a LIBOR rate plus 300 basis points. We may borrow, subject to the borrowing formula at any time prior to June 30, 2009. Any advances under the revolving note become due on June 30, 2009. The maximum borrowing under the revolving note is the lesser of (i) $2.0 million or (ii) the sum of 70% of eligible accounts receivable and 40% of eligible inventory. At March 31, 2008, there were no borrowings under the line and maximum available under the borrowing formula was $2.0 million.

Under our capital expenditures facility, we may borrow up to $3.0 million with interest at prime plus ½%, with interest only payable until November 30, 2008 and thereafter at the bank’s cost of funds rate related to its wholesale liabilities. The principal is to be amortized over a five-year term commencing December 1, 2008. As of March 31, 2008, we had not borrowed any money under this facility.

The securities purchase agreement pursuant to which we sold the series A preferred stock and warrants to Barron Partners provides Barron Partners with a right of first refusal on future equity financings, which may affect our ability to raise funds from other sources if the need arises.

While we believe that the $2.0 million revolving credit facility, which remained unused as of March 31, 2008 and terminates in June 2009, our $3.0 million capital expenditure facility and our cash flow from operations should be sufficient to enable us to satisfy our cash requirements at least through the end of fiscal 2009, it is possible that we may require additional funds. In the event that we make an acquisition, we may require additional financing for the acquisition. However, we do not have any current plans for any acquisition, and we cannot give any assurance that we will make any acquisition. We have no commitment from any party for additional funds; however, the terms of our agreement with Barron Partners, particularly Barron Partners’ right of first refusal, may impair our ability to raise capital in the equity markets since potential investors are often reluctant to negotiate a financing when another party has a right to match the terms of the financing.

On December 7, 2007, Ranor acquired all the equipment Vertex Tool and Die, Inc for $150,000 and assumed Vertex’s real property lease obligation. The current lease expires on August 31, 2009, and Ranor has the option to extend the lease for an additional term of five years.

We contemplate that we will expand our business during the next twelve months. Although we may use the bank facilities for this purpose, we may require additional financing as well. We can give no assurance that any necessary financing will be available.

BUSINESS

Our Business

Through our wholly-owned subsidiary, Ranor, Inc., we manufacture metal fabricated and machined precision components and equipment. These products are used in a variety of markets including: alternative energy, medical, nuclear, defense, industrial, and aerospace. Our goal is to be an end-to-end service provider to our customers by furnishing customized and integrated “turn-key” solutions for completed products requiring custom fabrication and machining, assembly, inspection and testing.

We work with our customers to manufacture products in accordance with the customers’ drawings and specifications. Our work complies with specific national and international codes and standards applicable to our industry. We believe that we have earned our reputation through outstanding technical expertise, attention to detail, and a total commitment to quality and excellence in customer service.

About Us

We are a Delaware corporation, organized in 2005 under the name Lounsberry Holdings II, Inc. On February 24, 2006, we acquired all of the issued and outstanding capital stock of Ranor, Inc., a Delaware corporation that, together with its predecessors, has been in continuous operations since 1956. Since February 24, 2006, our sole business has been the business of Ranor. On March 6, 2006, following the acquisition of Ranor, we changed our corporate name to Techprecision Corporation. Our acquisition of Ranor is accounted for as a reverse acquisition. As a result, our financial statements for periods prior to February 24, 2006 reflect the financial condition and results of operations of Ranor.

Our executive offices are located at Bella Drive, Westminster, MA 01473, telephone (978) 874-0591. Our website is www.techprecision.com. Information on our website or any other website is not part of this prospectus.

General

Our operations are situated on approximately 63 acres in North Central Massachusetts. Our 136,000 square foot facility is the home for state-of-the-art equipment with the ability to manufacture products as large as 100 tons. We offer a full range of services required to transform raw material into precise finished products. Our manufacturing capabilities include: fabrication operations - cutting, press and roll forming, assembly, welding, heat treating, blasting and painting; and machining operations - CNC (computer numerical controlled) horizontal and vertical milling centers. We also provide support services to our manufacturing capabilities: manufacturing engineering (planning, fixture and tooling development, manufacturability), quality control (inspection and testing), and production control (scheduling, project management and expediting).

All manufacturing is done in accordance with our written quality assurance program, which meets specific national and international codes, standards, and specifications. Ranor holds several certificates of authorization issued by the American Society of Mechanical Engineers and the National Board of Boiler and Pressure Vessel Inspectors. The standards used are specific to the customer’s needs, and we have implemented such standards into our manufacturing operations.

Products

We manufacture a wide variety of products pursuant to customer contracts. We manufacture products based on our customer’s needs. We do not distribute products on the open market. We do not market any typical product on an on-going basis. Although our focus is to provide long-term integrated solutions to our customers on continuous production programs, our activities include a variety of both custom-based and production-based requirements. The custom-based work is typically either prototype or unique, one-of-a-kind product. The production-based work is repeat work or a single product with multiple quantity releases. The products provided are not designed by us, in general, and are manufactured according to “build-to-print” requirements specified by the customer.

The change in market demand can be wide and varied and requires our ability to adapt to the needs of the customer and industry. We are able to transform our workforce to manufacture products for customers in different industries.

We do not own any proprietary product marketed, and we do not manufacture products in anticipation of orders. Manufacturing operations do not commence on any project without a customer’s purchase order. All contracts cover specific product within the capability of our resources.

Examples of the industries we serve and the products that we have manufactured during recent years include, but are not limited to:

Alternative Energy:

Proprietary solar product
Wind turbine components

Medical:

Proton beam accelerators for cancer treatment

Nuclear:

Commercial reactor internal components and temporary heads
Spent fuel storage and transportation canisters and casks
Material handling equipment

Defense:

Aircraft carrier steam accumulator tanks
DDX destroyer prototype propulsion equipment, gun and weapons handling equipment
Submarine sonar system components, primary shield tank heads and foundations

Industrial:

Vacuum chambers
Food processing equipment
Chemical processing equipment
Pressure vessels

Aerospace:

Delta rocket precision-machined fuel tank bulkheads
F-15 special equipment pods
Various other components, fixtures and tooling

Source of Supply

Manufacturing operations are partly dependent on the availability of raw material. Raw material requirements vary with each contract and are specified by the customer requirements and specifications. We have established relationships with numerous suppliers. We seek to initiate new contacts in order to establish alternate sources of material supply to reduce our dependency on any one supplier. The purchase of raw material is subject to the customer’s purchase order requirements, and not based on speculation or long-term contract awards. Some contracts require the use of customer supplied materials in the manufacture of their product.

Our projects include the manufacturing of product of various traditional, as well as specialty metal alloys. These materials may include, but not be limited to: inconel, titanium, stainless steel, high strength steel and other alloys. Certain materials are subject to long-lead delivery schedules (based on their alloy composition).

During the year ended March 31, 2008 the following suppliers accounted for 10% or more of our purchased material in the fiscal year: Brighton Tru-Edge Heads, which provided pressure vessel heads, - 26%; Scot Forge Co., which provided forging services, - 13%; and Steel Industries Acquisition, Inc., which provided steel, - 12%. No other suppliers exceeded 10% of our purchases of raw material.

Marketing

We maintain an active marketing and sales department both in-house and an independent sales representative. We market to our existing customer base and we initiate contacts with new potential customers through various sources such as personal contact and trade show participation. A portion of our business is the result of competitive bidding work while a significant portion is from contract negotiation. We believe that the reputation we have earned from our current customers represents an important aspect of our marketing effort.

Requests for quotations received from customers are reviewed to determine the specific requirements and our capability to meet these requirements. Quotations are prepared by estimating the material and labor costs and assessing our current backlog to determine our delivery commitments. Competitive bid quotations are submitted to the customer for review and award of contract. Negotiation bids typically require the submission of additional information to substantiate the quotation. The bidding process can range from several weeks for a competitive bid, to several months for a negotiation bid before the customer awards a contract.

Principal Customers

A significant portion of our business is generated by a small number of “major” customers. The balance is made of numerous additional customers in our customer base. As the industry and markets change, our major customers may also change.

Currently, our largest customer, in the three months ended June 30, 2008 and the years ending March 31, 2008 and 2007 is GT Solar Inc. Revenue from this customer constituted 69% of our revenue for the three months ended June 30, 2008 and 51% of the revenue for the year ended March 31, 2008. Our business is dependent on the purchase orders received from our customers for work, and at this time we do not have any long-term contracts with any customer. Our customer base consists of many businesses in the markets identified above.

The following table sets forth the revenue, both in dollars and as a percentage of total revenue, generated by each customer that accounted for 10% or more of our revenue in the three months ended June 30, 2008 or the year ended March 31, 2007 (dollars in thousands):

	Three Months Ended June 30,				Year Ended March 31,
	2008		2007		2008		2007
	Dollars	%	Dollars	%	Dollars	%	Dollars	%
GT Solar, Inc.	$8,046	69%	$2,536	39%	$16,143	51%	$3,407	18%
BAE Systems	1,553	13%	1,259	19%	5,434	17%	130	1%

In addition, during the year ended March 31, 2007, two other customers accounted for 10% or more of our revenue. General Dynamics Electric Boat accounted for revenue of $2,587,000, or 14% of revenue, and Essco/L3 Communications accounted for revenue of $2,415,000, or 13% of revenue.

GT Solar is an alternative energy company that engaged us to provide a component for its proprietary solar related product.

BAE Systems is a major defense contractor that engaged us to provide fabrication and machining services for military components constructed of large exotic alloy forgings and ancillary equipment.

General Dynamics Electric Boat is a major defense contractor that engaged us for the fabrication, machining and assembly of a number of components for a classified project for the United States Navy.

Essco/L3 Communications is a company that engaged us in the fabrication, machining and assembly of several components for a classified project for the Air Force.

For each of these customers, the manufacturing of the product and the generation of revenue is from the purchase orders issued to us for completion of the different aspects of the projects.

As of June 30, 2008, we had a backlog of firm orders totaling approximately $52.8 million.  We anticipate that a significant amount of this backlog will be shipped during the year ended March 31, 2009 and the remainder in the year ended March 31, 2010. The backlog includes orders for more than $1.0 million from four three customers, in addition to GT Solar, which accounts for approximately 80% of our backlog.

Competition

In the manufacture of metal fabricated and machined precision components and equipment we have competition from both domestic and foreign manufacturers. As no one company dominates the industry, we compete against companies that are both larger and smaller in size and capacity. Some may be better known with greater resources at their disposal, and some have lower production costs. For certain products, being a domestic manufacturer may be a factor. For other products, we may be undercut by foreign manufacturers who have a lower cost of production. If a contracting party has a relationship with a vendor and is required to place a contract for bids, the preferred vendor may provide or assist in the development of the specification for the product which may be tailored to that vendor’s products. In such event, we would be at a disadvantage in seeking to obtain that contract. We believe that customers focus on such factors as the quality of work, the reputation of the vendor, the perception of the vendor’s ability to meet the required schedule, and the price in selecting a vendor for their products.

 Government Regulations

Although we do not have any contracts with government agencies, some of our manufacturing services are provided as a subcontractor to a government contractor. As a result, the prime contractors subject to government procurement and acquisition regulations, which give the government the right of termination for the convenience of the government and certain renegotiation rights as well as a right of inspection. As a result, any government action which affects our customers would affect us. Some of the work we perform for our customers is part of government appropriation packages, and therefore, subject to the Miller Act, requiring the prime contractors (our customers) to pay all subcontractors under contracted purchase agreements first. Because of the nature and use of our products, we are subject to compliance with quality assurance programs, which are a condition for our bidding on government contracts and subcontracts. We believe we are in compliance with these programs.

We are also subject to laws applicable to any manufacturing company, such as federal and state occupational health and safety laws, as well as environmental laws, which are discussed in under “Environmental Compliance.”

Environmental Compliance

We are subject to compliance with federal, state and local environmental laws and regulations that involve the use, disposal and cleanup of substances regulated by those laws and the filing of reports with environmental agencies, and we are subject to periodic inspections to monitor our compliance.

During the past three fiscal years, we have not been in full compliance with applicable environmental regulations. Some failures of compliance resulted from the failure of Ranor to perform necessary remediation prior to our acquisition of Ranor. Others resulted from our failure to file required reports. We have completed the remediation and we believe that we are in compliance with applicable environmental regulations. Our costs incurred as a result of our failure to comply with applicable environmental laws and regulations was $106,000 in the year ended March 31, 2008, $50,000 for the year ended March 31, 2007, and $87,000 for the year ended March 31, 2006.

We believe that we are currently in compliance with applicable environmental regulations. As part of our normal business practice we are required to develop and file reports and maintain logbooks that document all environmental issues within our organization. In this connection, we may engage outside consultants to assist us in keeping current on developments in environmental regulations. We do not believe that our cost of compliance on an annual basis will exceed $50,000.

Intellectual Property Rights

We have no patent rights. In the course of our business we develop know-how for use in the manufacturing process. Although we have non-disclosure policies, we cannot assure you that we will be able to protect our intellectual property rights. We do not believe that our business requires patent or similar protection. Because of the nature of our business as a contract manufacturer, we do not believe that lack of ownership of intellectual property will adversely affect our operations.

Research and Development

We did not incur any research and development expenses, either on our own behalf or on behalf of our customers, during the three months ended June 30, 2008 or the year ended March 31, 2008 or 2007.

Personnel

As of June 30, 2008, we had 148 employees, of whom 19 are administrative, nine are engineering and 120 are manufacturing personnel. All of our employees are full time. None of our employees is represented by a labor union, and we believe that our employee relations are good.

Property

We lease from WM Realty Management, LLC, which is an affiliated company, an approximately 136,000-square foot office and manufacturing facility at Bella Drive, Westminster, Massachusetts 01473, pursuant to a 15-year lease that expires February 28, 2021, at a current annual rental of $450,000, subject to annual escalations based upon increases in the consumer price index. The lease provides for two five-year extensions and a purchase option at appraised value.

We also lease approximately 12,720 square feet of manufacturing space in Fitchburg, Massachusetts from an unaffiliated party. The lease provides for an annual rent of $50,112 with 3% annual increases. The lease expires in February 2009, and is renewable for a five year term. We have the option to purchase the property at the appraised market value.

Although our current facilities are adequate for present requirements, we believe that we may need to expand our manufacturing facilities in order for us to expand our business. However, as of the date of this prospectus, we have not entered into agreements with respect to the expansion of our facilities.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information concerning our directors and executive officers.

Name	Age	Position
James G. Reindl	49	Chairman and chief executive officer
Mary Desmond	44	Chief financial officer and secretary
Stanley A. Youtt	62	Director and chief executive officer of Ranor
Michael R. Holly [1]	62	Director
Larry A. Steinbrueck [1]	56	Director
Louis A. Winoski [1]	49	Director

(1)	Member of the audit and compensation committees.

James G. Reindl has been a director, chairman and chief executive officer since February 2006. From 2002 until January 2007, Mr. Reindl was president of TechPrecision, LLC, a company that was formed in 2002 to acquire, manage and develop smaller to mid-sized companies in the aerospace, military and precision manufacturing industry sectors. Mr. Reindl received his Bachelor of Science degree in mechanical aerospace engineering from the University of Delaware.

Mary Desmond has been our chief financial officer since February 2006, and she has been the chief financial officer of Ranor since 1998. Ms. Desmond obtained her Bachelor of Science degree in accounting from Franklin Pierce College and she received her Masters of Business (MBA) from Fitchburg State College.

Stanley A. Youtt has been a director since February 2006, and he has been chief executive officer of Ranor since 2000. Mr. Youtt received a Bachelor of Science degree in naval architecture and marine engineering from the University of Michigan and Masters Degree in civil engineering (applied mechanics) from the University of Connecticut.

Michael R. Holly has been a director since March 2006. Since 2004, Mr. Holly has been a private investor and consultant. From 1996 until 2004, Mr. Holly was managing director of Safeguard International Fund, L.P., a private equity fund of which Mr. Holly is a founding partner. Mr. Holly has a Bachelor of Science degree in economics from Mount St. Mary’s College.

Larry R. Steinbrueck has been a director since March 2006. Since 1991, Mr. Steinbrueck has been president of MidWest Capital Group, an investment banking firm. Mr. Steinbrueck has a Bachelor of Science degree in business and a Masters in Business Administration from the University of Missouri.

Louis A. Winoski has been a director since March 2006. Since 2002, Mr. Winoski has been managing partner of Homeric Partners, LLC, a management consulting business. Mr. Winoski has a Bachelor of Science degree in industrial and systems management engineering from Pennsylvania State University.

Our directors are elected for a term of one year. None of our officers and directors are related.

Board Committees

The board of directors has two committees, the audit committee and the compensation committee. Michael Holly, Larry Steinbrueck and Louis Winoski, each of whom is an independent director, are the members of both committees. Mr. Holly is the audit committee financial expert and chairman of the audit committee and Mr. Winoski is chairman of the compensation committee.

Code of Ethics

Our board of directors has adopted a code of business conduct and ethics for its officers and employees.

Section 16(a) Compliance

Section 16(a) of the Securities Exchange Act of 1934, requires our directors, executive officers and persons who own more than 10% of our common stock to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other of our equity securities.

Executive Compensation

SUMMARY COMPENSATION TABLE

Set forth below is information for the years ended March 31, 2008 and 2007 for our chief executive officer, the chief executive officer of Ranor and our chief financial officer. No other officer received compensation of more than $100,000 for the year ended March 31, 2008.

Name and Position	Fiscal Year	Salary	Bonus		Stock Awards		Option Awards		All Other Compensation		Total
James G. Reindl, chief executive officer	2008 2007	$160,000 24,615	$	— —	$	— —	$	— —	$	— 75,000	$160,000 99,615
Stanley A. Youtt, chief executive officer – Ranor	2008 2007	198,016 198,016		— —		— —		— —		— —	198,016 198,016
Mary Desmond, chief financial officer	2008 2007	103,846 89,870		5,000 —		855 —		— —		— —	109,701 89,870

Other compensation for Mr. Reindl in the year ended March 31, 2007 represents the amounts paid by us to TechPrecision, LLC, a company in which Mr. Reindl was president, during the months of February through December 2006. During this period, we had a management contract with TechPrecision, LLC, pursuant to which TechPrecision LLC provided the services of Mr. Reindl as our chief executive officer and we did not pay any compensation directly to Mr. Reindl. Commencing January 2007, Mr. Reindl’s sole compensation was paid by us, and he did not receive any compensation through TechPrecision LLC. The total payments to TechPrecision LLC were $55,000 during the year ended March 31, 2008 and $185,000 during the year ended March 31, 2007. The other members are Andrew A. Levy, a major stockholder, and Martin M. Daube.

We also reimbursed Mr. Reindl for his travel expenses from his home to our offices in Westminster, Massachusetts, which were $24,827 for the year ended March 31, 2008 and $29,039 for the year ended March 31, 2007.

In April 2007, we granted Ms. Desmond 3,000 shares of common stock and an option to purchase 25,000 shares of common stock at $.285, being the fair value on the date of grant.

Employment Agreements

We have employment agreements with Mr. Reindl, Mr. Youtt, and Ms. Desmond.

In February 2006, contemporaneously with our acquisition of Ranor, Ranor entered into an employment agreement with Stanley A. Youtt pursuant to which he would serve as our chief executive officer for a term of three year term ending on February 28, 2009. Pursuant to the agreement, we pay Mr. Youtt salary at the annual rate of $200,000. Mr. Youtt is also eligible for performance bonuses based on financial performance criteria set by the board. In the event that we terminate Mr. Youtt’s employment without cause, we are required to make a lump-sum payment to him equal to his base compensation for the balance of the term and to provide the insurance coverage that we would provide if he remained employed.

On June 19, 2007, we entered into an employment agreement dated as of April 1, 2007 with James G. Reindl, our chief executive officer. Pursuant to the terms of the agreement, we will employ Mr. Reindl for an initial term commencing April 1, 2007 and expiring on March 31, 2009 and continuing on a year-to-year basis thereafter unless terminated by either party on 90 days’ written notice prior to the expiration of the initial term or any one-year extension. Mr. Reindl is to receive an annual base salary of $160,000 a year. Mr. Reindl is also entitled to receive an increase to his base salary and receive certain bonus compensation, stock options or other equity-based incentives at the discretion of the compensation committee of the board of directors and reimbursement of his commuting expenses. The agreement may be terminated by us with or without cause or by Mr. Reindl’s resignation. If we terminate the agreement without cause, we are to pay Mr. Reindl severance pay equal to his salary for the balance of the term plus the amount of his bonus for the prior year. During the term of his employment and for a period thereafter, Mr. Reindl will be subject to non-competition and non-solicitation provisions, subject to standard exceptions.

On June 19, 2007, we entered into an employment contract with Mary Desmond, our Chief Financial Officer, dated retroactively to April 1, 2007. Pursuant to the terms of this agreement, the Company is employing Ms. Desmond for an initial term commencing April 1, 2007 and expiring March 31, 2009 and continuing on a year-to-year basis thereafter unless terminated by either party on 90 days written notice prior to the expiration of the initial term or any one-year extension. Ms. Desmond is to receive an annual salary of $110,000 a year. Ms. Desmond is also entitled to receive an increase to her base salary and receive certain bonus compensation, stock options or other equity based incentives at the discretion of the compensation committee of the board of directors. The agreement may be terminated by us with or without cause or by Ms. Desmond’s resignation. If the Company terminates the agreement without cause, the Company is to pay Ms. Desmond severance pay equal to her salary for the balance of the term plus the amount of her bonus received in the prior year. During the term of her employment and for a period thereafter, Ms. Desmond will be subject to non-competition and non-solicitation provisions, subject to standard exceptions.

Directors’ Compensation

Commencing with the year ending March 31, 2007, we pay our independent directors a fee of $2,000 per meeting. In addition, our 2006 long-term incentive plan provides for the grant of non-qualified options to purchase 50,000 shares, exercisable in installments, to each newly elected independent director and annual grants of options to purchase 5,000 shares of common stock commencing with the third with year of service as a director, as described under “2006 Long-Term Incentive Plan.”

2006 Long-Term Incentive Plan

In February 2006, our board of directors adopted, and in July 2006 it amended, and in October 2006, our stockholders approved, the 2006 long-term incentive plan covering 1,000,000 shares of common stock. The plan provides for the grant of incentive and non-qualified options, stock grants, stock appreciation rights and other equity-based incentives to employees, including officers, and consultants. The 2006 Plan is to be administered by a committee of not less than two directors each of whom is to be an independent director. In the absence of a committee, the plan is administered by the board of directors. Independent directors are not eligible for discretionary options. As initially adopted, each newly elected independent director received at the time of his election, a five-year option to purchase 25,000 shares of common stock at the market price on the date of his or her election. Pursuant to the amendment to the plan, the number of shares subject to the initial option grant was increased to 50,000 shares, with the option being exercisable as to 30,000 shares in July 2006 and as to 10,000 shares in each of February 2007 and 2008. In addition, the plan provides for the annual grant of an option to purchase 5,000 shares of common stock on July 1st of each year, commencing July 1, 2009. For each independent director who is elected after July 31, 2006, the director will receive an option to purchase 50,000 shares at an exercise price equal to the fair market value on the date of his or her election. The option vest as to 30,000 shares nine months from the date of grant and as 10,000 shares on each of the first and second anniversaries of the date of grant. These directors will receive an annual grant of an option to purchase 5,000 shares of common stock on the July 1st coincident with or following the third anniversary of the date of his or her first election. Pursuant to the plan, we granted non-qualified stock options to purchase 50,000 shares of common stock to our three independent directors - Michael Holly, Larry Steinbrueck and Louis Winoski - at an exercise price of $.285 per share, which was determined to be the fair market value on the date of grant. On April 1, 2006, we granted incentive stock options to purchase a total of 221,659 shares of common stock to our key employees, including Mary Desmond, our chief financial officer, who received an option to purchase 25,000 shares. The options are immediately exercisable at an exercise price of $.285 per share, which the compensation committee determined to be the fair market value on the date of grant.

Options intended to be incentive stock options must be granted at an exercise price per share which is not less than the fair market value of the common stock on the date of grant and may have a term which is not longer than ten years. If the option holder holds 10% of our common stock, the exercise price must be at least 110% of the fair market value on the date of grant and the term of the option cannot exceed five years.

Option holders do not recognize taxable income on the grant of such either incentive or non-qualified stock options. When employees exercise incentive stock options, they will not recognize taxable income upon exercise of the option, although the difference between the exercise price and the fair market value of the common stock on the date of exercise is included in income for purposes of computing their alternative minimum tax liability, if any. If certain holding period requirements are met, their gain or loss on a subsequent sale of the stock will be taxed at capital gain rates. Generally, long-term capital gains rates will apply to their full gain at the time of the sale of the stock, provided that they do not dispose of the stock made within two years from the date of grant of the option or within one year after your acquisition of such stock, and the option is exercised while they are employed by us or within three months of the termination of their employment or one year in the event of death or disability, as defined in the Internal Revenue Code.

In general, upon the exercise of a non-qualified option, the option holder will recognize ordinary income in an amount equal to the difference between the exercise price of the option and the fair market value of the shares on the date they exercise the option. Subject to certain limitations, we may deduct that amount an expense for federal income tax purposes. In general, when the holders of shares issued on exercise of a nonqualified stock option sell their shares, any profit or loss is short-term or long-term capital gain or loss, depending upon the holding period for the shares and their basis in the shares will be the fair market value on the date of exercise.

As of July 31, 2008, there were outstanding options to purchase 150,000 shares which we issued to our independent directors pursuant to provision of the 2006 Plan that provide for the automatic grant of options to independent directors, and outstanding options to purchase 211,660 shares of common stock which were granted to employees on April 1, 2007, of which options to purchase 25,000 shares were granted to Ms. Desmond. Except for the options granted to Ms. Desmond on April 1, 2007, no options were granted to any of the individuals named in the summary compensation table. We also issued a warrant to purchase 112,500 shares of common stock to an investor relations firm. All outstanding options have an exercise price of $.285, which was determined to be the fair market value on the date of grant, and the warrant has an exercise price of $1.40.

At June 30, 2008, Ms. Desmond held on option to purchase 25,000 shares of common stock at $0.285 per share. No other person named in the summary compensation table held any options or stock appreciation rights.

PRINCIPAL STOCKHOLDERS

The following table provides information as to shares of common stock beneficially owned as of July 31, 2008 by:

•	each director;

•	each officer named in the summary compensation table;

•	each person owning of record or known by us, based on information provided to us by the persons named below, to own beneficially at least 5% of our common stock; and

•	all directors and officers as a group.

Name	Shares	Percentage
James G. Reindl Bella Drive Westminster, MA 01473	2,587,100	18.9%
Andrew A. Levy 46 Baldwin Farms North Greenwich, CT 06831	2,382,100	17.4%
Howard Weingrow 805 Third Avenue New York, NY 10022	1,850,000	13.5%

Name	Shares	Percentage
Stanoff Corporation 805 Third Avenue New York, NY 10022	1,700,000	12.4%
Stanley A. Youtt Bella Drive Westminster, MA 01473	1,592,000	11.6%
Larry Steinbrueck	254,000	1.8%
Michael Holly	135,000	*
Louis A. Winoski	50,000	*
Mary Desmond	38,000	*
All officers and directors as a group (six individuals)	4,656,100	33.6%

* Less than 1%

Except as otherwise indicated each person has the sole power to vote and dispose of all shares of common stock listed opposite his name. Each person is deemed to own beneficially shares of common stock which are issuable upon exercise or warrants or options or upon conversion of convertible securities if they are exercisable or convertible within 60 days of June 30, 2008.

Howard Weingrow, as president of Stanoff Corporation, has voting and dispositive control over the shares owned by Stanoff Corporation. Because Mr. Weingrow has voting and dispositive control over the shares owned by Stanoff, the shares owned by Stanoff are deemed to be beneficially owned by Mr. Weingrow. Thus, the number of shares beneficially owned by Mr. Weingrow includes the 1,700,000 shares owned by Stanoff Corporation and the 150,000 shares owned by Mr. Weingrow individually.

The shares owned by Mr. Steinbrueck, Mr. Holly and Mr. Winoski include shares of common stock issuable upon exercise of currently exercisable options to purchase 50,000 shares of common stock which are held by each of them. The shares owned by Ms. Desmond include 25,000 shares issued upon exercise of options.

Barron Partners owns shares of series A preferred stock and warrants which, if fully converted or exercised, would result in ownership of more than 4.9% of our outstanding common stock. However, the series A preferred stock may not be converted and the warrants may not be exercised if such conversion would result in Barron Partners owning more than 4.9% of our outstanding common stock. The applicable instruments provide that this limitation may not be waived. As a result, Barron Partners does not beneficially own 5% or more of our common stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mr. Reindl, Mr. Levy and Mr. Daube may be deemed to be our founders.

We lease our facilities in Westminster, Massachusetts from WM Realty Management, which is controlled by Andrew A. Levy, a principal stockholder. We currently pay an annual rental of $450,000, which is subject to increase based on increases in the cost of living index. We also have a right to purchase the property at fair market value.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue 90,000,000 shares of common stock, par value $.0001 per share, and 10,000,000 shares of preferred stock, par value $.0001 per share. As of July 31, 2008, we had we 13,868,995 shares of common stock and 6,324,979 shares of series A preferred stock outstanding.

The following summary of certain provisions of our common stock, preferred stock, certificate of incorporation and by-laws is not intended to be complete. It is qualified by reference to the provisions of our certificate of incorporation and by-laws.

Common Stock

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Pursuant to the certificate of designation relating to the series A preferred stock, we are prohibited from paying dividends on our common stock while the preferred stock is outstanding. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our certificate of incorporation gives our board of directors the power to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock. Except for the series A preferred stock, we have no present plans to issue any shares of preferred stock. Our certificate of incorporation includes a provision which states that any rights, options and warrants may provide that any or all of such terms and conditions may not be waived or amended or may be waived or amended only with the consent of the holders of a designated percentage of a designated class or classes of our capital stock (or a designated group or groups of holders within such class or classes, including but not limited to disinterested holders), and the applicable terms and conditions of any such rights, options or warrants so conditioned may not be waived or amended or may not be waived or amended absent such consent. This relates to the terms of the warrants that provide that the 4.9% limitation on the number of shares of common stock that a warrant holder may beneficially own may not be amended.

Series A Preferred Stock

The certificate of designation for the series A preferred stock provides that:

•	Each share of series A preferred stock is convertible into 1.3072 shares of common stock, subject to adjustment.

•
If, during the period ending February 24, 2009, we issue common stock at a price, or options, warrants or other convertible securities with a conversion or exercise price less than the conversion price (presently $0.218025), with certain specified exceptions, the number of shares issuable upon conversion of one share of series A preferred stock is adjusted to reflect a conversion price equal to the lower price.

No dividends are payable with respect to the series A preferred stock.

While the series A preferred stock is outstanding, we may not pay dividends on or redeem shares of common stock.

Upon any voluntary or involuntary liquidation, dissolution or winding-up, the holders of the series A preferred stock are entitled to a preference of $0.285 per share before any distributions or payments may be made with respect to the common stock or any other class or series of capital stock which is junior to the series A preferred stock upon voluntary or involuntary liquidation, dissolution or winding-up.

The holders of the series A preferred stock have no voting rights. However, so long as any shares of series A preferred stock are outstanding, we shall not, without the affirmative approval of the holders of 75% of the outstanding shares of series A preferred stock then outstanding, (a) alter or change adversely the powers, preferences or rights given to the series A preferred stock or alter, (b) authorize or create any class of stock ranking as to dividends or distribution of assets upon liquidation senior to or otherwise pari passu with the series A preferred stock, or any of preferred stock possessing greater voting rights or the right to convert at a more favorable price than the series A preferred stock, (c) amend our certificate of incorporation or other charter documents in breach of any of the provisions hereof, (d) increase the authorized number of shares of series A preferred stock, or (e) enter into any agreement with respect to the foregoing.

The holders of the series A preferred stock may not convert the series A preferred stock to the extent that such conversion would result in the holders owning more than 4.9% of our outstanding common stock. This limitation may not be amended or waived; provided, that the limitation does not supply with respect to a change of control. The shares of series A preferred stock are automatically converted upon a change of control, as defined in the certificate of designation.

Delaware Law and Certain Charter and By-law Provisions

We are subject to the provisions of Section 203 of the Delaware General Corporation Law statute. Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation’s voting stock.

Our certificate of incorporation contains certain provisions permitted under Delaware General Corporation Law relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, except in certain circumstances where such liability may not be eliminated under applicable law. Further, our certificate of incorporation contains provisions to indemnify our directors and officers to the fullest extent permitted by Delaware General Corporation Law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable.

EXPERTS

The financial statements of Techprecision Corporation at March 31, 2008 and 2007 and for two years in the period ended March 31, 2008, included in this prospectus to the extent and for the periods indicated in its report, have been audited by Tabriztchi & Co., CPA, P.C., independent registered public accountants, and are included herein in reliance upon the authority of such firm as an expert in accounting and auditing in giving such report.

LEGAL MATTERS

The validity of the shares of common stock offered through this prospectus will be passed on by Sichenzia Ross Friedman Ference LLP. Asher S. Levitsky P.C. Defined Benefit Plan owns 39,671 shares of common stock. Asher S. Levitsky P.C. is of counsel to Sichenzia Ross Friedman Ference LLP.

HOW TO GET MORE INFORMATION

We file annual, quarter and periodic reports, proxy statements and other information with the Securities and Exchange Commission using the Commission’s EDGAR system. You may inspect these documents and copy information from them at the Commission’s offices at public reference room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http//www.sec.gov.

We have filed a registration statement with the Commission relating to the offering of the shares. The registration statement contains information which is not included in this prospectus. You may inspect or copy the registration statement at the Commission’s public reference facilities or its website.

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with any information that is different.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Techprecision Corporation

We have audited the accompanying consolidated balance sheets of Techprecision Corporation as of March 31, 2007 and 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the two years in the period ended March 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Techprecision Corporation as of March 31, 2008 and 2007, and the consolidated results of its operations, changes in stockholders’ equity and cash flows for each of the two years in the period ended March 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ Tabriztchi & Co., CPA, P.C.
Tabriztchi & Co., CPA, P.C.
Garden City, New York
June 10, 2008

7 Twelfth Street Garden City, NY 11530 ♦ Tel: 516-746-4200 ♦ Fax: 516-746-7900
Email:Info@Tabrizcpa.com ♦ www.Tabrizcpa.com

TECHPRECISION CORPORATION
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2008 and 2007

	2008	2007
ASSETS
Current assets
Cash and cash equivalents	$2,852,676	$1,443,998
Accounts receivable, less allowance for doubtful accounts of $25,000	4,509,336	2,701,707
Costs incurred on uncompleted contracts, in excess of progress billings	4,298,683	1,266,445
Inventories- raw materials	195,506	183,498
Prepaid expenses	1,039,117	270,321
Total current assets	12,895,318	5,865,969
Property, plant and equipment, net	2,810,981	2,561,054
Deposit on fixed assets	240,000	—
Deferred loan cost, net	121,692	138,718
Total assets	$16,067,991	$8,565,741
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$990,533	1,298,643
Accrued expenses	1,480,507	498,626
Deferred revenues	3,418,898	—
Loan from shareholder	—	60,000
Current maturity of long-term debt	613,832	610,814
Total current liabilities	6,503,770	2,468,083
LONG-TERM DEBT
Notes payable- noncurrent	5,404,981	6,020,440
STOCKHOLDERS’ EQUITY
Preferred stock- par value $.0001 per share, 10,000,000 shares authorized, of which 9,000,000 are designated as Series A Preferred
Stock, with 7,018,064 shares issued and outstanding at March 31,2008
and 7,752,462 at March 31, 2007.	2,542,643	2,835,278
Common stock -par value $.0001 per share, authorized,
90,000,000 shares, issued and outstanding, 12,572,995
shares at March 31, 2008 and 10,049,000 at March 31, 2007	1,259	1,006
Paid in capital	2,624,892	1,766,423
Accumulated deficit	(1,009,554)	(4,525,489)
Total stockholders’ equity	4,159,240	77,218
Total liabilities and stockholders' equity	$16,067,991	$8,565,741

The accompanying notes are an integral part of the financial statements.

TECHPRECISION CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended March 31,
	2008	2007
Net sales	$31,805,146	$19,086,206
Cost of sales	23,472,922	15,543,055
Gross profit	8,332,224	3,543,151
Operating expenses:
Salaries and related expenses	1,228,316	1,208,920
Professional fees	291,357	498,349
Selling, general and administrative	410,886	390,290
Total operating expenses	1,930,559	2,097,559
Income from operations	6,401,665	1,445,592
Other income (expenses)
Interest expense	(511,615)	(628,412)
Interest income	479	2,453
Finance costs	(17,026)	(289,308)

Total other income (expense)	(528,162)	(915,267)

Income (loss) before income taxes	5,873,503	530,325
Provision for income taxes	(2,357,568)	(240,100)

Net income (loss)	3,515,935	290,225
Deemed dividend to preferred stockholders	—	(675,813)

Net income (loss) to common stockholders	$3,515,935	$(385,588)
Net gain (loss) per share of common stock (basic)	$0.32	$(0.04)
Net gain (loss) per share (fully diluted)	$0.12	$(0.04)
Weighted average number of shares outstanding (basic)	10,896,976	10,008,463
Weighted average number of shares outstanding (fully diluted)	28,380,980	10,008,463

The accompanying notes are an integral part of the financial statements.

TECHPRECISION CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
YEARS ENDED MARCH 31, 2008 AND 2007

					Additional
	Preferred Stock		Common Stock		Paid in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, March 31, 2006	7,719,250	$2,150,000	9,967,000	$997	1,240,821	$(4,139,901)	$(748,083)
Issuance of shares of common stock for services			82,000	9	14,752		14,761
Grant of options to directors					13,500		13,500
Contributed capital					497,350		497,350
Deemed dividend to preferred stockholders		675,813				(675,813)
Series A preferred stock issued as liquidated damages	33,212	9,465					9,465
Net income						290,225	290,225
Balance, March 31, 2007	7,752,462	$2,835,278	10,049,000	$1,006	$1,766,423	$(4,525,489)	$77,218

Distribution WM Realty					(111,500)		(111,500)
Grant of options					11		11
Shares issued for services			53,995	6	19,133		19,139

Issuance of common stock on exercise of warrants		(45,300)	1,510,000	151	703,586		658,437
Conversion of preferred stock	(734,398)	(247,335)	960,000	96	247,239		—
Net income						3,515,935	3,515,935
Balance, March 31, 2008	7,018,064	$2,542,643	12,572,995	$1,259	$2,624,892	$(1,009,554)	$4,159,240

The accompanying notes are an integral part of the financial statements.

TECHPRECISION CORPORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended March 31,
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$3,515,935	$290,225
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	483,358	722,352
Shares issued for services	19,139	14,761
Issuance of options	11	13,500
Preferred stock issued as liquidated damages	—	9,466
Changes in operating assets and liabilities:
Accounts receivable	(1,807,630)	(194,423)
Inventory	(12,007)	30,649
Costs incurred on uncompleted contracts	(5,178,720)	(2,565,492)
Prepaid expenses	(768,797)	116,154
Accounts payable and accrued expenses	673,770	544,369
Customer advances	5,565,381	2,605,636
Net cash provided (used) in operating activities	2,490,440	1,587,197
CASH FLOW FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(716,260)	(430,534)
Deposits on equipment	(240,000)	—
Net cash used in investing activities	(956,260)	(430,534)
CASH FLOWS FROM FINANCING ACTIVITIES
Mortgage loan	—	3,200,000
Capital addition (distribution) of WMR equity	(111,500)	82,500
Addition to capital - proceeds of warranty settlement	—	414,850
Issuance of common stock on exercise of warrants	658,437	—
Payment of notes	(612,439)	(3,888,148)
Increase in restricted cash	—	950,000
Decrease in amounts due to former stockholders	—	(843,600)
Borrowing costs	—	(181,068)
Increase (decrease) in loan from stockholder	(60,000)	60,000
Net cash provided by (used in) financing activities	(125,502)	(205,466)
Net increase (decrease) in cash and cash equivalents	1,408,678	951,197
Cash and cash equivalents, beginning of period	1,443,998	492,801
Cash and cash equivalents, end of period	$2,852,676	$1,443,998

The accompanying notes are an integral part of the financial statements.

TECHPRECISION CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Continued)

	Years ended March 31,
	2008	2007
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION
Cash paid during the year for:
Interest expense	$511,614	$637,793
Income taxes	$1,746,184	$4,229

SUPPLEMENTAL INFORMATION - NONCASH TRANSACTIONS:

Year Ended March 31, 2007

The Company recorded deemed dividends of $388,233 and $287,580 to the preferred stockholders in the year ended March 31, 2007 because of a reduction in the conversion price of the series A preferred stock from $.285 to $.24225 resulting from the Company’s failure to attain a specified level of fully diluted EBITDA per share for the years ended March 31, 2006 and a further reduction from $.24225 to $.218025 resulting from our failure to attain a specified level of fully-diluted EBITDA for the year ended March 31, 2007. The deemed dividends increased the preferred stockholders’ equity and reduced the income available to common stockholders by total amount of $675,813.

Year Ended March 31, 2008

During the year ended March 31, 2008, the Company issued 960,000 shares of common stock upon conversion of 734,398 shares of series A preferred stock, based on a conversion ratio of 1.3072 shares of common stock for each share of series A preferred stock. The conversion price of each share of common stock was computed at $0.2180.

The accompanying notes are an integral part of the financial statements.

TECHPRECISION CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF BUSINESS

Techprecision Corporation (“Techprecision”) is a Delaware corporation organized in February 2005 under the name Lounsberry Holdings II, Inc. The name was changed to Techprecision Corporation on March 6, 2006. Techprecision is the parent company of Ranor, Inc. (“Ranor”), a Delaware corporation. Techprecision and Ranor are collectively referred to as the “Company.”

The Company manufactures metal fabricated and machined precision components and equipment. These products are used in a variety of markets including the alternative energy, medical, nuclear, defense, industrial, and aerospace industries.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

On February 24, 2006, Techprecision acquired all stock of Ranor in a transaction which is accounted for as a recapitalization (reverse acquisition), with Ranor being treated as the acquiring company for accounting purposes.

The accompanying consolidated financial statements include the accounts of the Company and Ranor as well as a special purpose entity. Intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

Fair Values of Financial Instruments

Cash and cash equivalents.

Holdings of highly liquid investments with maturities of three months or less, when purchased, are considered to be cash equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair values. The amount of federally insured cash deposits was $100,000 as of March 31, 2008 and March 31, 2007.

The carrying amount of trade accounts receivable, accounts payable, prepaid and accrued expenses, and notes payable, as presented in the balance sheet, approximates fair value.

Accounts receivable

Trade accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial condition of the Company’s customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management’s assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. Current earnings are also charged with an allowance for sales returns based on historical experience. There was no bad debt expense for the years ended March 31, 2008 and 2007.

Inventories

Cost of the inventories of raw materials is determined principally by the first-in, first-out method.

Notes Payable

The Company accounts for all note liabilities that are due and payable in one year as short-term liabilities.

Long-lived Assets

Property, plant and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are accounted for on the straight-line method based on estimated useful lives. The amortization of leasehold improvements is based on the shorter of the lease term or the life of the improvement. Betterments and large renewals, which extend the life of the asset, are capitalized whereas maintenance and repairs and small renewals are expensed as incurred. The estimated useful lives are: machinery and equipment, 7-15 years; buildings, up to 30 years; and leasehold improvements, 10-20 years.

Leases

Operating leases are charged to operations as paid. Capital leases are capitalized and depreciated over the term of the lease. A lease is considered a capital lease if there is a favorable buyout clause that would be an inducement for us to own the asset.

Convertible Preferred Stock and Warrants

In accordance with EITF 00-19, the Company initially measured the fair value of the series A preferred stock by the amount of cash that was received for their issuance. The Company subsequently determined that the convertible preferred shares and the accompanying warrants were equity instruments under SFAS 150 and 133. Although the Company had unconditional obligation to issue additional shares of common stock upon conversion of the series A preferred stock if EBITDA per share were below the targeted amount, the certificate of designation relating to the series A preferred stock did not provide that we must issue shares that are registered pursuant to the Securities Act of 1933, with the result, pursuant to the certificate of designation, the additional shares need not be registered shares. Our preferred stock also met all other conditions for the classification as equity instruments. The Company had sufficient number of authorized shares, there is no required cash payment or net cash settlement requirement and the holders of the series A preferred stock had no right higher than the common stockholders other than the liquidation preference in the event of liquidation of the Company.

The Company’s warrants were excluded from derivative accounting because they were indexed to the Company’s own common stock and were classified in stockholders’ equity section according to SFAS 133 paragraph 11(a), under preferred stock.

As of April 1, 2006, the Company was required to reduce the conversion price of the series A preferred stock, which resulted in an increase in the number of shares of common stock issuable upon conversion of the series A preferred stock by 15% because the Company’s EBITDA per share was below the targeted level of $0.06591 per share for the year ended March 31, 2006. On March 31, 2007, the Company was required to further reduce the conversion price by an additional 10% because the fully-diluted EBITDA per share was below the targeted level of $0.08568 per share in the year ended March 31, 2007. According to EITF number 00-27, “Application of issue No. 98-5 to Certain Convertible Instruments,” (EITF 00-27) we estimated the beneficial effect of the reductions in conversion price to be $675,813. The 2,371,336 additional shares of common stock into which the holders of the series A preferred stock could obtain, upon conversion of their shares, were valued at $0.285 per share, which represents the initial conversion price of the series A preferred stock and the Company’s estimate of the current fair value per share of the common stock.

In accordance with EITF 98-5, this amount ($675,813) is analogous to a deemed dividend and recognized as a return to holders of the series A preferred stock and is included in the calculation of net loss allocable to common stockholders and basic and diluted net loss per share of common stock.

The reductions in the exercise price of the warrants, because of the Company’s fully diluted EBITDA per share was lower than the targeted amounts for the years ended March 31, 2006 and 2007, did not result in any beneficial effect to the warrant holders because there was no public market for common stock and the exercise price of the warrants was greater than the Company’s determination of the then current market price of the common stock.

The Company issued 33,212 shares of series A preferred stock, valued at $9,465, or $0.285 per share, as liquidated damages for its failure to have shares registered with the Securities and Exchange Commission as required by a registration rights agreement relating to the February 2006 private placement. The shares of series A preferred shares were valued at the last cash price paid for those shares, which was $.285 per share in February 2006, determined without allocating any value to the warrants that were issued with the series A preferred stock. At the time of issuance, there was no market for the Company’s common stock or series A preferred stock. According to the final FASB Staff Position (FSP) No. EITF 00-19-2, “Accounting for Registration Payment Arrangements,” issued on December 21, 2006, the Company recognized the amount of liquidated damages of $9,465 as an expense and credited to preferred stock.

The Company recorded the series A preferred stock to permanent equity in accordance with the terms of the Abstracts - Appendix D - Topic D-98: Classification and Measurement of redeemable Securities.”

Shipping Costs

Shipping and handling costs are included in cost of sales in the accompanying Consolidated Statements of Income for all periods presented.

Selling, General, and Administrative

Selling expenses include items such business travel and advertising costs. Advertising costs are expensed as incurred. General and administrative expenses include items for Company’s administrative functions and include costs for items such as office supplies, insurance, telephone and payroll services.

Stock Based Compensation

Stock-based compensation represents the cost related to stock-based awards granted to employees. The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the employee requisite service period. The Company estimates the fair value of stock options using a Black-Scholes valuation model. In the year ended March 31, 2007, the 150,000 options granted to the company directors were evaluated using Black Scholes model assuming average volatility of 25%, exercise and stock price of $0.285, risk free rate of 5% and the term of 5 years.

Earnings per Share of Common Stock

Basic net income per common share is computed by dividing net income or loss by the weighted average number of shares outstanding during the year. Diluted net income per common share is calculated using net income divided by diluted weighted-average shares. Diluted weighted-average shares include weighted-average shares outstanding plus the dilutive effect of convertible preferred stock, preferred shareholders and other warrants and share-based compensation were calculated using the treasury stock method. The weighted average number of dilutive shares was 17,484,004, in the year ended March 31, 2008. In the year ended March 31, 2007, because of the $385,588 loss applicable to common shareholders, the conversion of preferred shares and exercise of warrants and options were anti-dilutive and were not included in the computation of loss per share.

Revenue Recognition and Costs Incurred

Revenue and costs are recognized on the units of delivery method. This method recognizes as revenue the contract price of units of the product delivered during each period and the costs allocable to the delivered units as the cost of earned revenue. When the sales agreements provide for separate billing of engineering services, the revenues for those services are recognized when the services are completed. Costs allocable to undelivered units are reported in the balance sheet as costs incurred on uncompleted contracts. Amounts in excess of agreed upon contract price for customer directed changes, constructive changes, customer delays or other causes of additional contract costs are recognized in contract value if it is probable that a claim for such amounts will result in additional revenue and the amounts can be reasonably estimated. Revisions in cost and profit estimates are reflected in the period in which the facts requiring the revision become known and are estimable. The unit of delivery method requires the existence of a contract to provide the persuasive evidence of an arrangement and determinable seller’s price, delivery of the product and reasonable collection prospects. The Company has written agreements with the customers that specify contract prices and delivery terms. The Company recognizes revenues only when the collection prospects are reasonable.

Adjustments to cost estimates are made periodically, and losses expected to be incurred on contracts in progress are charged to operations in the period such losses are determined and are reflected as reductions of the carrying value of the costs incurred on uncompleted contracts. Costs incurred on uncompleted contracts consist of labor, overhead, and materials. Work in process is stated at the lower of cost or market and reflect accrued losses, if required, on uncompleted contracts.

Advertising Expenses

Advertising costs are charged to operations when incurred. Advertising expenses were $19,000 and $10,832 in 2008 and 2007, respectively.

Income Taxes

The Company uses the asset and liability method of financial accounting and reporting for income taxes required by statement of Financial Accounting Standards No. 109 (“FAS 109”), “Accounting for Income Taxes.” Under FAS 109, deferred income taxes reflect the tax impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes.

Temporary differences giving rise to deferred income taxes consist primarily of the reporting of losses on uncompleted contracts, the excess of depreciation for tax purposes over the amount for financial reporting purposes, and accrued expenses accounted for differently for financial reporting and tax purposes, and net operating loss carryforwards.

Variable Interest Entity

The Company has consolidated WM Realty, a variable interest entity that entered into a sale and leaseback contract with the Company, in 2006, to conform to FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). The Company has also adopted the revision to FIN 46, FIN 46R, which clarified certain provisions of the original interpretation and exempted certain entities from its requirements.

Reclassification

Certain accounts for the year ended March 2007 have been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements

In June 2006, FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes”, was issued, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006, and earlier application of the provisions of this Interpretation is encouraged if the enterprise has not yet issued financial statements, including interim financial statements, in the period this Interpretation is adopted. The Company has determined that the FASB Interpretation 48 does not have a material impact on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements,” which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company does not expect the adoption of SFAS 157 will have a material impact on its consolidated financial position, results of operations or cash flows.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in the current year financial statements. SAB 108 requires registrants to quantify misstatements using both an income statement (“rollover”) and balance sheet (“iron curtain”) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior years are not restated, the cumulative effect adjustment is recorded in opening accumulated earnings as of the beginning of the fiscal year of adoption. SAB 108 is effective for fiscal years ending after November 15, 2006.  The Company has determined that there will be no impact to the financial statements upon the adoption of this bulletin.

On December 21, 2006, the FASB issued final FASB Staff Position (FSP) No. EITF 00-19-2, Accounting for Registration Payment Arrangements, which addresses an issuer’s accounting for registration payment arrangements. This FSP requires that an entity should recognize and measure a registration payment arrangement as a separate unit of account from the financial instrument (s) subject to that arrangement. This FSP states that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. This FSP further specifies that a financial instrument subject to a registration payment arrangement should be recognized and measured in accordance with other applicable GAAP without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement.

This FSP is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to December 21, 2006. Otherwise, the guidance in the FSP is effective for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to December 21, 2006 and that continue to be outstanding at the beginning of the period of adoption, the FSP requires retrospective application. The Company adopted the FSP and accordingly recorded liquidated damages in the amount of $9,465.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 provides reporting entities an option to report selected financial assets, including investment securities designated as available for sale, and liabilities, including most insurance contracts, at fair value. SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The standard also requires additional information to aid financial statement users' understanding of a reporting entity's choice to use fair value on its earnings and also requires entities to display on the face of the balance sheet the fair value of those assets and liabilities for which the reporting entity has chosen to measure at fair value. SFAS 159 is effective as of the beginning of a reporting entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS 157. Management has determined that the adoption of SFAS 159 will not have a material effect on our financial condition, results of operations and cash flows.

December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements (an amendment of Accounting Research Bulletin (ARB 51)) (SFAS No. 160). SFAS No. 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 becomes effective beginning January 1, 2009 and is required to be adopted prospectively, except for the reclassification of noncontrolling interests to equity and the recasting of net income (loss) attributable to both the controlling and noncontrolling interests, which are required to be adopted retrospectively. We do not expect the adoption of SFAS No. 160 to have a significant impact on our consolidated financial statements.

NOTE 3. PROPERTY, PLANT AND EQUIPMENT

As of March 31, 2008 and 2007 property, plant and equipment consisted of the following:

	2008	2007
Land	$110,113	$110,113
Building and improvements	1,412,730	1,290,072
Machinery equipment, furniture and fixtures	3,633,833	3,040,232
Total property, plant and equipment	5,156,676	4,440,417
Less: accumulated depreciation	(2,345,695)	(1,879,363)
Total property, plant and equipment, net	$2,810,981	$2,561,054

Depreciation expense for the years ended March 31, 2008 and 2007 were $466,332 and $426,474, respectively. Land and buildings (which are owned by WM Realty Management, LLC - a consolidated entity under Fin 46 (R)) are collateral for the $3,300,000 Mortgage Loan. Other fixed assets of the Company together with its other personal properties, are collateral for the Sovereign Bank $4,000,000 secured loan and line of credit.

NOTE 4. COSTS INCURRED ON UNCOMPLETED CONTRACTS

The Company recognizes revenues based upon the units-of-delivery method (see Note 2). The advance billing and deposits includes down payments for acquisition of materials and progress payments on contracts. The agreements with the buyers of the Company’s products allow the Company to offset the progress payments against the costs incurred.  The following table sets forth information as to costs incurred on uncompleted contracts as of March 31, 2008 and 2007:

	2008	2007
Cost incurred on uncompleted contracts, beginning balance	$5,455,142	$2,889,649
Total cost incurred on contracts during the year	28,651,712	18,108,550
Less cost of sales, during the year	(23,472,992)	(15,543,057)
Cost incurred on uncompleted contracts, ending balance	$10,633,862	$5,455,142

Billings on uncompleted contracts, beginning balance	$4,188,697	$1,593,061
Plus: Total billings incurred on contracts, during the year	19,956,718	9,236,613
Less: Contracts recognized as revenue, during the year	(17,810,236)	(6,630,977)
Billings on uncompleted contracts, ending balance	$6,335,179	$4,198,697

Cost incurred on uncompleted contracts, ending balance	$10,633,862	$5,455,142
Billings on uncompleted contracts, ending balance	(6,335,179)	(4,198,697)
Costs incurred on uncompleted contracts, in excess of progress billings	$4,298,683	$1,256,445

As of March 31, 2008, the company had deferred revenues totaling $3,418,898. Deferred revenues represent the customer prepayments on their contracts.

On March 31, 2008 and 2007, $151,195 and $116,755 of allowance for losses on uncompleted contracts were recognized, respectively

NOTE 5. PREPAID EXPENSES

As of March 31, 2008 and 2007, the prepaid expenses included the following:

	2008	2007
Insurance	$145,338	$137,484
Real estate taxes	4,438	4,387
Prepayments on purchases	882,739	121,720
Equipment maintenance	6,602	6,730
Total	$1,039,117	$270,321

NOTE 6. DEFERRED CHARGES

Deferred charges represent the capitalization of costs incurred in connection with obtaining the bank loan and building mortgage. These costs are being amortized over the term of the related debt obligation. Amortization charged to operations in 2008 and 2007 were $17,026 and $295,978, respectively. As of March 31, 2008 and 2007, deferred charges were as follows:

	2008	2007

Deferred loan costs	$150,259	$150,259
Accumulated amortization	(28,567)	(11,541)
Deferred loan costs, net	$121,692	$138,718

NOTE 7. LONG-TERM DEBT

The following debt obligations, outstanding on March 31, 2008 and 2007:

	2008	2007
1. Long-term debt issued on February 24, 2006:

Sovereign Bank-Secured Term note payable- 72 month 9% variable term note with quarterly principal payments of $142,857 plus interest. Final payment due on March 1, 2013	$2,817,142	$3,428,571
2. Long-term mortgage loan issued on October 4, 2006:
Amalgamated Bank mortgage loan to WM Realty- 10 years, annual interest rate 6.75%, monthly interest and principal payment $20,955. The amortization is based on a 30- year term. WM Realty Management has the right to prepay the mortgage note upon payment of a prepayment premium of 5% of the amount prepaid if the prepayment is made during the first two years, and declining to 1% of the amount prepaid if the prepayment is made during the ninth or tenth year.	3,154,171	3,189,087
3. Automobile Loan:
Ford Motor Credit Company-Note payable secured by a vehicle - payable in monthly installments of $552 including interest of 4.9%, commencing July 20, 2003 through June 20, 2009	7,500	13,596
Total long-term debt	6,018,813	6,631,254
Principal payments due within one year	613,832	610,814
Principal payments due after one year	$5,404,981	$6,020,440

On February 24, 2006, Ranor entered into a loan and security agreement with Sovereign Bank. Pursuant to the agreement, the bank has granted Ranor a term loan of $4,000,000 (“Term Note”) and extended Ranor a line of credit of $1,000,000, initial interest at 9%. In February 2007, Ranor entered into an amendment to the agreement with the bank which (i) reduced the interest rate on its increased revolving credit line of $2,000,000 (“Revolving Note’) from prime plus 1½% to prime plus 1% and (ii) provided for Ranor to borrow up to $500,000 at prime plus 1% in order to finance capital expenditures. Under this capital expenditures facility, Ranor was able to borrow up to $500,000 until the February 1, 2008. On November 30, 2007, Ranor and the bank entered into another amendment to the loan agreement pursuant to which the capital expenditure line was increased to $3,000,000, which is available to Ranor until November 30, 2008, and any borrowings under the capital expenditures line are amortized over five years, commencing December 1, 2008. The interest on the capital expenditure loans is equal to the prime plus one half of one percent per annum through November 30, 2008. After November 2008, the interest is charged on the outstanding balance of the capital expenditures loan at the annual rate that the bank offers to pay for its wholesale liabilities, adjusted for reserve requirement, plus 2.25% (“Cost of Fund Rate”.) As of March 31, 2008 and 2007 there were no borrowings outstanding under either the revolving line or the capital expenditure line. Any outstanding principal or accrued interest has to be paid off on or before November 2013, the maturity date.

The Term Note is subject to various covenants that include the following: the loan collateral comprises all personal property of Ranor, including cash, accounts receivable, inventories, equipment, financial and intangible assets owned when the loan is contracted or acquired thereafter; the amount of loan outstanding at all times is limited to a borrowing base amount of the Ranor’s qualified accounts receivable and inventory; there are prepayment penalties of 3%, 2% and 1% of the outstanding principal, in the first, second and third years following the issuance date, respectively. There is no prepayment penalty thereafter. Ranor is prohibited from issuing any additional equity interest (except to existing holders), or redeem, retire, purchase or otherwise acquire for value any equity interests; Ranor pays an unused credit line fee of 0.25% of the average unused credit line amount in previous month; the earnings available to cover fixed charges are required not to be less than 120% of fixed charges for the rolling four quarters, tested at the end of each fiscal quarter; and interest coverage ratio is required to be not less than 2:1 at the end of each fiscal quarter. Ranor’s obligations under the notes to the bank are guaranteed by Techprecision.

In connection with the Amalgamated Bank mortgage financing of the real estate owned by WM Realty Management LLC, Mr. Andrew Levy executed a limited guarantee. Pursuant to the limited guaranty, Mr. Levy guaranteed the lender the payment of any loss resulting from WM Realty Management’s fraud or misrepresentation in connection with the loan documents, misapplication of rent and insurance proceeds, failure to pay taxes and other defaults resulting from his or WM Realty Management’s misconduct.

As of March 31, 2008, the maturities of long-term debt were as follows:

Year ending March 31,

2009	$612,752
2010	612,435
2011	612,641
2012	615,628
Due after 2011	3,565,357
Total	$6,018,813

NOTE 8. INCOME TAXES

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to the net income or loss from operations. For the years ended March 31, 2008 and 2007, the sources and tax effects of the differences are as follows:

	2008	2007
Income tax provision at statutory rate	$(2,382,431)		$(400,600)
Tax benefit before net operating loss carry forward	24,863		160,500
Net tax provision	$(2,357,568)	$	(240,100)

As of March 31, 2008 and 2007, the tax effect of temporary differences and net operating loss carry forward that give rise to the Company’s deferred tax assets and liabilities are as follows:

Deferred Tax Assets:	2008	2007
Current:
Compensation accrual	$96,000	$112,000
Bad debt allowance	10,000	10,000
Loss on uncompleted contracts	62,000	46,000
Non-Current:
Net operating loss carry-forward	552,000	585,000
Total deferred tax assets	720,000	753,000
Deferred Tax Liabilities:
Non-Current:
Depreciation	48,000	206,000
Net deferred tax asset	672,000	547,000
Valuation allowance	(672,000)	(547,000)

Net Deferred Tax Asset Balance	$—	$—

At March 31, 2008 and 2007, the Company provided a full valuation allowance for its net deferred tax assets. The Company believes sufficient uncertainty exists regarding the realization of the deferred tax assets. The net changes in the valuation allowances during the years ended March 31, 2008 and 2007 were $(125,000) and $(123,000) respectively. The Company applied $24,863 of the tax benefit of loss carryforward to offset the provision for income taxes, in the year ended March 31, 2008.

As of March 31, 2008, the Company’s federal net operating loss carry-forward was approximately $1,415,200. If not utilized, the federal net operating loss carryforward of Ranor and Techprecision will expire in 2025 and 2027, respectively. Furthermore, because of over fifty percent change in ownership as a consequence of the reverse acquisition in February 2006, as a result of the application of Section 382 of the Internal Revenue Code, the amount of net operating loss carry forward used in any one year in the future is substantially limited.

NOTE 9. RELATED PARTY TRANSACTIONS

Management Fees

During the year ended March 31, 2007, the Company paid $185,000 pursuant to a management contract with Techprecision LLC, a limited liability company that was owned by three individuals, including two principal stockholders, one of whom was also the Company’s chief executive officer. On January 29, 2007, the management agreement with Techprecision LLC was terminated retroactive to December 31, 2006. In connection with the termination, the Company made payments totaling $55,000, during the year ended March 31, 2008.

Loans from Related Parties

The principal equity owner of WM Realty made loans to WM Realty in the year ended March 31, 2007. The loan balance was $60,000 on March 31, 2007 and was paid off during the year ended March 31, 2008. Interest of $4,735 was paid during the years ended March 31, 2008 on the loan.

Sale and Lease Agreement and Intra-company Receivable

On February 24, 2006, WM Realty Management, LLC borrowed $3,300,000 to finance the purchase of Ranor’s real property. WM Realty Management purchased the real property for $3,000,000 and leased the property on which Ranor’s facilities are located pursuant to a net lease agreement. The property was appraised on October 31, 2005 at $4,750,000. The Company advanced $226,808 to WM Realty Management to pay closing costs, which advance was repaid when WM Realty Management refinanced the mortgage in October 2006. WM Realty Management was formed solely for this purpose; its partners are stockholders of the Company. The Company considers WM Realty Management a special purpose entity as defined by FIN 46, and therefore has consolidated its operations into the Company.

On October 4, 2006, WM Realty Management placed a new mortgage of $3.2 million on the property and the then existing mortgage of $3.1 million was paid off. The new mortgage has a term of ten years, bears interest at 6.75% per annum, and provides for monthly payments of principal and interest of $20,595 (See Note 8). Andrew Levy, the principal equity owner of WM Realty Management, executed a limited guarantee. Pursuant to the limited guaranty, Mr. Levy guaranteed the lender the payment of any loss resulting from WM Realty Management’s fraud or misrepresentation in connection with the loan documents, misapplication of rent and insurance proceeds, failure to pay taxes and other defaults resulting from his or WM Realty Management’s misconduct.

Distribution to WM Realty Management Members

The accumulated deficit and the stockholders deficit of the WM Realty Management were $194,058 and $223,058, respectively, on March 31, 2008. During the year ended March 31, 2008, WM Realty had a net income of $117,691and capital distributions of $129,000,

NOTE 10. EQUIPMENT LEASES

Ranor leases office equipment under operating lease agreements expiring through April 2012. Total rent expense charged to operations was $16,537 and $16,700 in the years ended March 31, 2008 and 2007, respectively. Future minimum lease payments under non-cancellable portions of the leases as of March 31, 2006, are as follows:

March 31,	Amount
2009	$15,564
2010	15,564
2011	15,564
2012	15,564

NOTE 11. REAL ESTATE LEASES

Ranor, Inc. has leased its manufacturing, warehouse and office facilities in Westminster (Westminster Lease), Massachusetts from WM Realty Management, LLC, a special purpose entity, for a term of 15 years, commencing February 24, 2006. For the years ended March 31, 2008 and 2007, the Company’s annual rent expense was $444,500 and $438,500, respectively. Since the Company consolidated the operations of WM Realty Management pursuant to FIN 46, the rental expense is eliminated in consolidation, the building is carried at cost and depreciation is expensed. The annual rent is subject to an annual increase based on the increase in the consumer price index.

The Company has an option to purchase the real property at fair value and an option to extend the term of the lease for two additional terms of five years, upon the same terms. The minimum rent payable for each option term will be the greater of (i) the minimum rent payable under the lease immediately prior to either the expiration date, or the expiration of the preceding option term, or (ii) the fair market rent for the leased premises.

The Company also leases approximately 12,720 square feet of manufacturing space in Fitchburg, Massachusetts from an unaffiliated lessor. The lease provides for rent at the annual rate of $50,112 with 3% annual increases, starting 2004. The lease expires in February 2009, and is renewable for a five year term. The Company has the option to purchase the property at the appraised market value.

The minimum future lease payments under the Company’s real property leases are as follows:

Year Ended March 31,	Amount
Operating Lease
2009	$57,389
2010	24,206
Total	$81,595

Lease Payments to WM Realty Management
2009	450,000
2010	450,000
2011	450,000
2012	450,000
2013	450,000
2014-2018	2,250,000
2019-2022	1,800,000
Total	$6,300,000

NOTE 12. PROFIT SHARING PLAN

Ranor has a 401(k) profit sharing plan that covers substantially all employees who have completed 90 days of service. Ranor retains the option to match employee contributions. The Company’s contributions were $ 15,573 and $10,687 for the years ended March 31, 2008 and 2007, respectively.

NOTE 13. CAPITAL STOCK

Preferred Stock

The Company has 10,000,000 authorized shares of preferred stock and the board of directors has broad power to create one or more series of preferred stock and to designate the rights, preferences, privileges and limitation of the holders of such series. The board of directors has created one series of preferred stock - the series A convertible preferred stock (“series A preferred stock”).

Each share of series A preferred stock was initially convertible into one share of common stock. As a result of the failure of the Company to meet the levels of earnings before interest, taxes, depreciation and amortization for the years ended March 31, 2006 and 2007, the conversion rate changed, and, at March 31, 2008, each share of series A preferred stock was convertible into 1.3072 shares, with an effective conversion price of $.2180.

The shares of series A preferred stock and warrants to purchase a total of 11,220,000 shares of common stock were issued pursuant to a securities purchase agreement dated February 24, 2006. Contemporaneously with the securities purchase agreement, the Company entered into a registration rights agreement with the investor, pursuant to which it agreed to register the shares of common stock underlying the securities in accordance with a schedule. The registration statement was not declared effective in accordance with the schedule, and the Company issued 33,212 shares of series A preferred stock to the investor as liquidated damages.

No shares of series A preferred stock were converted during the year ended March 31, 2007. During the year ended March 31, 2008, 734,398 shares of series A preferred stock were converted into 960,000 shares of common stock.

The Company had 7,018,064 and 7,719,250 shares of series A preferred stock outstanding at March 31, 2008 and 2007.

In addition to the conversion rights described above, the certificate of designation for the series A preferred stock provides as follows:

The holder of the series A preferred stock or its affiliates will not be entitled to convert the series A preferred stock into shares of common stock or exercise warrants to the extent that such conversion or exercise would result in beneficial ownership by the investor and its affiliates of more than 4.9% of the shares of common stock outstanding after such exercise or conversion. This provision cannot be amended.

No dividends are payable with respect to the series A preferred stock and no dividends are payable on common stock while series A preferred stock is outstanding. The common stock shall not be redeemed while preferred stock is outstanding.

If, during the period ending February 24, 2009, the Company issues common stock at a price, or options, warrants or other convertible securities with a conversion or exercise price less than the conversion price (presently $.218025), with certain specified exceptions, the number of shares issuable upon conversion of one share of series A preferred stock is adjusted to reflect a conversion price equal to the lower price.

The holders of the series A preferred stock have no voting rights. However, so long as any shares of series A preferred stock are outstanding, the Company shall not, without the affirmative approval of the holders of 75% of the outstanding shares of series A preferred stock then outstanding, (a) alter or change adversely the powers, preferences or rights given to the series A preferred stock, (b) authorize or create any class of stock ranking as to dividends or distribution of assets upon liquidation senior to or otherwise pari passu with the series A preferred stock, or any of preferred stock possessing greater voting rights or the right to convert at a more favorable price than the series A preferred stock, (c) amend its certificate of incorporation or other charter documents in breach of any of the provisions hereof, (d) increase the authorized number of shares of series A preferred stock, or (e) enter into any agreement with respect to the foregoing.

Upon any liquidation the Company is required to pay $.285 for each share of Series A preferred stock. The payment will be made before any payment to holders of any junior securities and after payment to holders of securities that are senior to the series A preferred stock.

The holders of the series A preferred stock do not have voting rights. However, the approval of the holders of 75% of the outstanding shares of series A preferred stock is required to amend the certificate of incorporation, change the provisions of the preferred stock purchase agreement, to authorize additional series A preferred stock in addition to the 9,000,000 authorized, or to authorize any class of stock that ranks senior with respect to voting rights, dividends or liquidations.

Pursuant to the securities purchase agreement relating to the issuance of the series A preferred stock and warrants, the Company agreed as follows:

The Company will not to issue any additional preferred stock until the earlier of (a) three years from the Closing or (b) the date that the investor transfer and/or converts not less than 90% of the shares of series A preferred stock and sells the underlying shares of common stock,

The investor has the right of first refusal in the event that the Company seeks to raise additional funds through a private placement of securities, other than exempt issuances. The percentage of shares that investor may acquire is based on the ratio of shares held by the investor plus the number of shares issuable upon conversion of series A preferred stock owned by the investor to the total of such shares.

The Company is required to maintain a board of directors on which a majority of directors are independent directors and an audit committee composed solely of independent directors and the compensation committee with have a majority of independent directors. If the Company fails to meet these requirements, the Company is to pay liquidated damages, payable in cash or by the issuance of additional shares of series A preferred stock, as the investor shall determine. The Company’s maximum liability under this provision is $396,000. At March 31, 2008, the Company was in compliance with this provision.

Common Stock Purchase Warrants

In February 2006, we issued to the investor warrants to purchase 11,220,000 shares of common stock in connection with its purchase of the series A preferred stock. These warrants are exercisable, in part or full, at any time from February 24, 2006 until February 24, 2011. If the shares of common stock are not registered pursuant to the Securities Act of 1933, the holders of the warrants have cashless exercise rights which will enable them to receive the value of the appreciation in the common stock through the issuance of additional shares of common stock. These warrants had initial exercise prices of $0.57 as to 5,610,000 shares and $0.855 as to 5,610,000 shares. As a result of the Company’s failure to meet the EBITDA per share targets for the years ended March 31, 2006 and 2007, the exercise prices per share of the warrants were reduced from $0.57 to $.43605 and from $0.855 to $.654075.

If, during the period ending February 24, 2009, the Company issues common stock at a price, or options, warrants or other convertible securities with a conversion or exercise price less than the applicable exercise prices, with certain specified exceptions, the exercise price of the warrants is reduced to reflect an exercise price equal to the lower price. This adjustment does not affect the number of shares of common stock issuable upon exercise of the warrants.

During the year ended March 31, 2008, we issued 1,510,000 shares of common stock upon exercise or warrants having an exercise price of $.43605. The Company had estimated the costs of warrants at $.03 per warrant using Black Scholes model, at the time of issuance. The assumptions were market price of $.28, risk free rate of 5% and volatility of 28%.

On September 1, 2007, the Company entered into a contract with an investor relations firm pursuant to which the Company issued three-year warrants to purchase 112,500 shares of common stock at an exercise price of $1.40 per share.   Using the Black-Scholes options pricing formula assuming a risk free rate of 5%, volatility of 28.5%, a term of three years, and the price of the common stock on September 1, 2007 of $0.285 per share, the value of the warrant was calculated at $0.0001 per share issuable upon exercise of the warrant, or a total of $11. Since the warrant permits the Company to deliver unregistered shares, the Company has the control in settling the contract by issuing equity. The cost of warrants was added the additional paid in capital.

Common Stock

The Company had 12,572,995 shares of common stock outstanding at March 31, 2008 and 10,049,000 shares of common stock outstanding at March 31, 2007.

During the year ended March 31, 2007, the Company issued 82,000 shares of common stock to employees. During the year ended March 31, 2008, the Company issued 1,510,000 shares of common stock upon exercise of warrants, 960,000 shares of common stock upon conversion of series A preferred stock, and 53,995 shares for services.

NOTE 14. STOCK BASED COMPENSATION

In February 2006, our board of directors adopted, and in July 2006 the board amended, and in October 2006, the stockholders approved, the 2006 long-term incentive plan (the “Plan”) covering 1,000,000 shares of common stock. The purpose of the Plan is to attract, retain and reward officers and other key employees, directors, consultants and independent contractors of the Company. The Plan provides for the grant of incentive and non-qualified options, stock grants, stock appreciation rights and other equity-based incentives to employees, including officers, and consultants. The Plan is to be administered by a committee of not less than two directors each of whom is to be an independent director. In the absence of a committee, the plan is administered by the board of directors. Independent directors are not eligible for discretionary options. As initially adopted, each newly elected independent director received at the time of his election, a five-year option to purchase 25,000 shares of common stock at the market price on the date of his or her election.

Pursuant to the amendment to the plan, the number of shares subject to the initial option grant was increased to 50,000 shares, with the option being exercisable, with respect to the then current independent directors as to 30,000 shares in July 2006 and as to 10,000 shares in each of February 2007 and 2008. In addition, the plan provides for the annual grant of an option to purchase 5,000 shares of common stock on July 1st of each year, commencing July 1, 2009. For each independent director who is elected after July 31, 2006, the director will receive an option to purchase 50,000 shares at an exercise price equal to the fair market value on the date of his or her election. The option will vest as to 30,000 shares nine months from the date of grant and as 10,000 shares on each of the first and second anniversaries of the date of grant. These directors will receive an annual grant of an option to purchase 5,000 shares of common stock on the July 1st coincident with or following the third anniversary of the date of his or her first election. Pursuant to the plan, the Company granted non-qualified stock options to purchase an aggregate of 150,000 shares of common stock at an exercise price of $.285 per share, which was determined to be the fair market value on the date of grant, to the three independent directors.

On April 1, 2007, the Company granted options to purchase 211,660 shares of common stock at an exercise price of $.285 to the employees. The exercise price was determined to be the fair market value of the common stock on the date of grant. The number of securities remaining available under equity compensation plans is 641,341.

NOTE 15. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

The Company maintains bank account balances, which, at times, may exceed insured limits. The Company has not experienced any losses with these accounts and believes that it is not exposed to any significant credit risk on cash.

The Company has been dependent in each year on a small number of customers who generate a significant portion of our business, and these customers change from year to year. To the extent that the Company is unable to generate orders from new customers, it may have difficulty operating profitably.

The following table sets forth information as to revenue derived from those customers who accounted for more than 10% of our revenue in the years ended March 31, 2008 and 2007:

	Year Ended March 31,
	2008		2007
Customer	Dollars	Percent	Dollars	Percent
A	$16,143,078	51%	$3,407,363	18%
B	5,434,054	17%	129,985	1%
C	1,769,106	6%	2,587,151	14%
D	1,275,202	4%	2,415,124	13%

NOTE 16. EMPLOYMENT AGREEMENTS

On June 19, 2007, the Company entered into an employment agreement, effective April 1, 2007 with its chief executive officer. Pursuant to the agreement, the Company is employing the chief executive officer for an initial term commencing April 1, 2007 and expiring on March 31, 2009 and continuing on a year-to-year basis thereafter unless terminated by either party on 90 days written notice prior to the expiration of the initial term or any one-year extension. The agreement provides for the chief executive officer to receive an annual base salary of $160,000. Increase in base salary and bonus compensation, stock options or other equity-based incentives are at the discretion of the compensation committee of the board of directors. The chief executive officer is also entitled to reimbursement of his commuting expenses. The agreement may be terminated by the Company with or without cause or by resignation. If the Company terminates the agreement without cause, the Company is to pay severance pay equal to his salary for the balance of the term plus the amount of his bonus received in the prior year. The agreement also includes non-competition and non-solicitation provisions, subject to standard exceptions.

On June 19, 2007, the Company entered into an employment contract with its chief financial officer, dated retroactively to April 1, 2007. Pursuant to the terms of this agreement, the Company is employing the chief financial officer for an initial term commencing April 1, 2007 and expiring March 31, 2009 and continuing on a year-to-year basis thereafter unless terminated by either party on 90 days written notice prior to the expiration of the initial term or any one-year extension. The agreement provides for the chief financial officer to receive an annual salary of $110,000. Increases in base salary and bonus compensation, stock options or other equity based incentives are at the discretion of the compensation committee of the board of directors. The agreement may be terminated by the Company with or without cause or by resignation. If the Company terminates the agreement without cause, the Company is to pay severance pay equal to her salary for the balance of the term plus the amount of her bonus received in the prior year. The agreement also includes non-competition and non-solicitation provisions, subject to standard exceptions.

In February 2006, Ranor entered into an employment agreement with its chief executive officer pursuant to which he would serve as Ranor’s chief executive officer for a term of three years ending on February 28, 2009. Pursuant to the agreement, the Company pays salary at the annual rate of $200,000. Ranor’s chief executive officer is also eligible for performance bonuses based on financial performance criteria set by the board. In the event that the terminates Mr. Youtt’s employment without cause, the Company is required to make a lump-sum payment to him equal to his base compensation for the balance of the term and to provide the insurance coverage that we would provide if he remained employed.

NOTE 17. SEGMENT INFORMATION

We operate in one industry segment - metal fabrication and precision machining. All of our operations, assets and customers are located in the United States.

TECHPRECISION CORPORATION
CONSOLIDATED BALANCE SHEETS

	June 30, 2008 (unaudited)	March 31, 2008
CURRENT ASSETS
Cash and cash equivalents	$3,773,889	$2,852,676
Accounts receivable, less allowance for doubtful accounts of $25,000	6,400,652	4,509,336
Costs incurred on uncompleted contracts, in excess of progress billings	2,754,675	4,298,683
Inventories- raw materials	253,090	195,506
Prepaid expenses	251,833	1,039,117
Deferred income tax	90,772	-
Total current assets	13,524,911	12,895,318
Property, plant and equipment, net	2,801,876	2,810,981
Deposit on fixed assets	390,000	240,000
Deferred loan cost, net	117,867	121,692

Total assets	$16,834,654	$16,067,991
CURRENT LIABILITIES
Accounts payable	$2,038,662	$990,533
Accrued expenses	1,748,430	1,480,507
Progress billings in excess of cost of uncompleted contracts	1,327,844	3,418,898
Current maturity of long-term debt	614,467	613,832
Total current liabilities	5,729,403	6,503,770
LONG-TERM DEBT
Notes payable- noncurrent	5,251,130	5,404,981
Total liabilities	10,980,533	11,908,751
Commitments and contingencies

STOCKHOLDERS’ EQUITY
Preferred stock- par value $.0001 per share, 10,000,000 shares authorized, of which 9,000,000 are designated as Series A Preferred Stock,
with issued and outstanding: 6,484,969 shares at June 30, 2008 and 7,018,064 shares at March 31, 2008	2,344,580	2,542,643
Common stock -par value $.0001 per share, authorized — 90,000,000 shares,
Issued and outstanding: 13,685,995 shares at June 30, 2008 and 12,572,995 shares at March 31, 2008.	1,371	1,259
Paid in capital	2,946,028	2,624,892
Retained earnings (deficit)	562,142	(1,009,554)
Total stockholders’ equity	5,854,121	4,159,240
Total liabilities and stockholders’ equity	$16,834,654	$16,067,991
The accompanying notes are an integral part of the financial statements.

TECHPRECISION CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	Three months ended
	June 30,
	2008	2007

Net sales	$11,658,134	$6,553,112
Cost of sales	8,277,803	4,877,572

Gross profit	3,380,331	1,675,540
Operating expenses:
Salaries and related expenses	435,095	344,291
Professional fees	47,687	44,045
Selling, general and administrative	138,996	70,620

Total operating expenses	621,778	458,956
Income from operations	2,758,553	1,216,584

Other income (expenses)
Interest expense	(118,781)	(132,438)
Interest income	--	275
Finance costs	(3,826)	(2,589)

Total other income (expense)	(122,607)	(134,752)

Income before income taxes	2,635,946	1,081,832
Provision for income taxes, net	(1,064,250)	(397,005)

Net income	$1,571,696	$684,827

Net income per share of common stock (basic)	$.12	$.07
Net income per share (diluted)	$.06	$.04
Weighted average number of shares outstanding (basic)	12,925,606	10,051,000
Weighted average number of shares outstanding (diluted)	26,421,957	19,313,683

The accompanying notes are an integral part of the financial statements.

TECHPRECISION CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three Months Ended
	June 30,	June 30,
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,571,696	$684,827
Non cash items included in net income:
Depreciation and amortization	136,471	117,295
Deferred income taxes	(90,772)	-
Shares issued for services	-	720
(Increase) decrease in operating assets and liabilities:
Accounts receivable	(1,891,316)	(686,828)
Inventory	(57,584)	(12,654)
Costs incurred on uncompleted contracts	4,790	(969,695)
Prepaid expenses	787,284	113,286
Accounts payable and accrued expenses	1,316,052	796,989
Customer advances	(551,836)	-

Net cash provided by operating activities	1,224,785	43,940

CASH FLOWS USED IN INVESTING ACTIVITIES
Purchases of property, plant and equipment	(123,540)	(63,472)
Deposits on equipment	(150,000)	-
Net cash used in investing activities	(273,540)	(63,472)

CASH FLOWS FROM FINANCING ACTIVITIES
Distribution of WM Realty members	(46,875)	-
Additional Paid in Capital	-	(10,500)
Exercise of warrants	170,060	-
Payment of notes	(153,217)	(182,701)

Net cash provided by (used in) financing activities	(30,032)	(193,201)

Net increase (decrease) in cash and cash equivalents	921,213	(212,733)
CASH AND CASH EQUIVALENTS, beginning of period	2,852,676	1,443,998
CASH AND CASH EQUIVALENTS, end of period	$3,773,889	$1,231,265

The accompanying notes are an integral part of the financial statements.

TECHPRECISION CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(Continued)

	Years ended June 30,
	2008	2007
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION

Cash paid during the three months ended June 30, 2008 for:
Interest expense	$118,781	$132,438
Income taxes	$937,067	$2,985

SUPPLEMENTAL INFORMATION - NONCASH TRANSACTIONS:

Three months Ended June 30, 2008

During the three months ended June 30, 2008, the Company issued 723,000 shares of common stock upon conversion of 553,093 shares of series A preferred stock, based on a conversion ratio of 1.3072 shares of common stock for each share of series A preferred stock. The conversion price of each share of common stock was computed at $0.2180.

During the three months ended June 30, 2008, the Company issued 390,000 shares of common stock upon exercise of 390,000 warrants having an exercise price of $.43605. The Company had estimated the costs of warrants at $.03 per warrant using Black-Scholes model, at the time of issuance.

The accompanying notes are an integral part of the financial statements.

TECHPRECISION CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

NOTE 1. DESCRIPTION OF BUSINESS

TechPrecision Corporation (“TechPrecision”) is a Delaware corporation organized in February 2005 under the name Lounsberry Holdings II, Inc. The name was changed to TechPrecision Corporation on March 6, 2006. TechPrecision is the parent company of Ranor, Inc. (“Ranor”), a Delaware corporation. TechPrecision and Ranor are collectively referred to as the “Company.”

The Company manufactures metal fabricated and machined precision components and equipment. These products are used in a variety of markets including the alternative energy, medical, nuclear, defense, industrial, and aerospace industries.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended June 30, 2008 are not necessarily indicative of the results that may be expected for the year ended March 31, 2009.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual report on form 10-KSB for the year ended March 31, 2008.

Consolidation

On February 24, 2006, TechPrecision acquired all stock of Ranor in a transaction which is accounted for as a recapitalization (reverse acquisition), with Ranor being treated as the acquiring company for accounting purposes.

The accompanying consolidated financial statements include the accounts of the Company as well as a variable interest entity. Intercompany transactions and balances have been eliminated in consolidation.

Variable Interest Entity

The Company has consolidated WM Realty Management LLC (“WM Realty), a variable interest entity that entered into a sale and leaseback contract with the Company in 2006, to conform to FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). The Company has also adopted the revision to FIN 46, FIN 46R, which clarified certain provisions of the original interpretation and exempted certain entities from its requirements.

Segment Information

In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (SFAS 131), and based on the nature of the Company’s products, technology, manufacturing processes, customers and regulatory environment, the Company operates in one industry segment - metal fabrication and precision machining. All of the Company’s operations, assets and customers are located in the United States.

Use of Estimates in the Preparation of Financial Statements

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

New Accounting Pronouncements

In December 2007, FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (“SFAS 141(R)”). SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree and recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase. SFAS No. 141(R) also sets forth the disclosures required to be made in the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. The effects of the adoption of this standard in 2009 will be prospective.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS No. 160”). SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and to the non-controlling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 also requires that any retained non-controlling equity investment in the former subsidiary be initially measured at fair value when a subsidiary is deconsolidated. SFAS No. 160 also sets forth the disclosure requirements to identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The Company has not yet determined the anticipated effect, if any, of the adoption of this standard in 2009.

In March 2008, the FASB issued Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161"). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities and is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We do not expect the adoption of SFAS 161 to have a material effect on our consolidated financial statements.

In April 2008, the FASB issued FSP FAS 142-3, “Determination of Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing the renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS 142, “Goodwill and Other Intangible Assets.” FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. Earlier adoption is not permitted. We do not expect the adoption of this FSP to have a material effect on our consolidated financial statements.

In May 2008, the FASB issued Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" (the "FSP"), which clarifies the accounting for convertible debt instruments that may be settled in cash (including partial cash settlement) upon conversion. The FSP requires issuers to account separately for the liability and equity components of certain convertible debt instruments in a manner that reflects the issuer's nonconvertible debt (unsecured debt) borrowing rate when interest cost is recognized. The FSP requires bifurcation of a component of the debt, classification of that component in equity and the accretion of the resulting discount on the debt to be recognized as part of interest expense in our consolidated statement of operations. The FSP requires retrospective application to the terms of instruments as they existed for all periods presented. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We do not expect the adoption of this FSP to have a material effect on our consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP in the United States (the GAAP hierarchy). This Statement will not have any impact on the Company’s consolidated financial statements.

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts, an interpretation of FASB Statement No. 60.” The scope of this Statement is limited to financial guarantee insurance (and reinsurance) contracts, as described in this Statement, issued by enterprises included within the scope of Statement 60. Accordingly, this Statement does not apply to financial guarantee contracts issued by enterprises excluded from the scope of Statement 60 or to some insurance contracts that seem similar to financial guarantee insurance contracts issued by insurance enterprises (such as mortgage guaranty insurance or credit insurance on trade receivables). This Statement also does not apply to financial guarantee insurance contracts that are derivative instruments included within the scope of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This Statement will not have any impact on the Company’s consolidated financial statements.

In June 2008, the FASB issued Emerging Issues Task Force Issue 07-5 “Determining whether an Instrument (or Embedded Feature) is indexed to an Entity’s Own Stock” (“EITF No. 07-5”). This Issue is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early application is not permitted. Paragraph 11(a) of Statement of Financial Accounting Standard No 133 “Accounting for Derivatives and Hedging Activities” (“SFAS 133”) specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the Company’s own stock and (b) classified in stockholders’ equity in the statement of financial position would not be considered a derivative financial instrument. EITF No.07-5 provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the SFAS 133 paragraph 11(a) scope exception. Management is currently evaluating the impact of adoption of EITF No. 07-5 on the Company’s consolidated financial statements.

In June 2008, FASB issued EITF Issue No. 08-4, “Transition Guidance for Conforming Changes to Issue No. 98-5 (“EITF No. 08-4”)”. The objective of EITF No.08-4 is to provide transition guidance for conforming changes made to EITF No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”, that result from EITF No. 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments”, and SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Issue is effective for financial statements issued for fiscal years ending after December 15, 2008. Early application is permitted. Management is currently evaluating the impact of adoption of EITF No. 08-45, on the Company’s consolidated financial statements.

.
In June 2007, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services Received to Be Used in Future Research and Development Activities” (“EITF No. 07-3”). EITF No. 07-3 requires companies that are involved in research and development activities to defer nonrefundable advance payments for future research and development activities and to recognize those payments as goods and services are delivered. The Company will be required to assess on an ongoing basis whether or not the goods or services will be delivered and to expense the nonrefundable advance payments immediately if it is determined that delivery is unlikely. EITF No. 07-3 is effective for new arrangements entered into subsequent to the beginning of the Company’s fiscal year 2009. The Company is currently evaluating the impact that the adoption of EITF No. 07-3 will have, but does not believe it will be material to the consolidated financial position or results of operations.

NOTE 3. COSTS INCURRED ON UNCOMPLETED CONTRACTS

The Company recognizes revenues based upon the units-of-delivery method. The advance billing and deposits include down payments for acquisition of materials and progress payments on contracts. The agreements with the buyers of the Company’s products allow the Company to offset the progress payments against the costs incurred.  The following table sets forth information as to costs incurred on uncompleted contracts at June 30, 2008 and March 31, 2008:

	June 30, 2008	March 31, 2008
Cost incurred on uncompleted contracts, beginning balance	$10,633,862	$5,455,142
Total cost incurred on contracts during the period	8,252,717	28,651,712
Less cost of sales, during the period	(8,257,507)	(23,472,992)

Cost incurred on uncompleted contracts, ending balance	$10,629,072	$10,633,862

Billings on uncompleted contracts, beginning balance	$6,335,179	$4,188,697
Plus: Total billings incurred on contracts in progress	13,197,352	19,956,718
Less: Contracts recognized as revenue, during the period	(11,658,134)	(17,810,236)

Billings on uncompleted contracts, ending balance	$7,874,397	$6,335,179

Cost incurred on uncompleted contracts, ending balance	$10,629,072	$10,633,862
Billings on uncompleted contracts, net of deferred revenue	(7,874,397)	(6,335,179)

Costs incurred on uncompleted contracts, in excess of progress billings	$2,754,675	$4,298,683

As of June 30, 2008, the Company had progress billings in excess of cost of uncompleted contracts (i.e. customer prepayments and deferred revenues) totaling $1,327,844.

NOTE 4. PREPAID EXPENSES

As of June 30, 2008 and March 31, 2008, the prepaid expenses included the following:

	June 30, 2008	March 31, 2008
Insurance	$121,488	$145,338
Real estate taxes	4,438	4,438
Prepayments on materials	100,096	882,739
Equipment maintenance	25,811	6,602
Total	$251,833	$1,039,117

The reduction in prepayments on materials reflected the receipt and subsequent use of steel in various contracts after fiscal year end.

NOTE 5. LONG-TERM DEBT

The following debt obligations, outstanding on June 30, 2008 and March 31, 2008:

	June 30, 2008	March 31, 2008
1. Long-term debt issued on February 24, 2006:

Sovereign Bank-Secured Term note payable- 72 month 9% variable term note with quarterly principal payments of $142,857 plus interest. Final payment due on March 1, 2013	$2,714,286	$2,857,142

2. Long-term mortgage loan issued on October 4, 2006:
Amalgamated Bank mortgage loan to WM Realty- 10 years, annual interest rate 6.75%, monthly interest and principal payment $20,955. The amortization is based on a 30- year term. WM Realty Management has the right to prepay the mortgage note upon payment of a prepayment premium of 5% of the amount prepaid if the prepayment is made during the first two years, and declining to 1% of the amount prepaid if the prepayment is made during the ninth or tenth year.	3,145,383	3,154,171

3. Automobile Loan:
Ford Motor Credit Company-Note payable secured by a vehicle - payable in monthly installments of $552 including interest of 4.9%, commencing July 20, 2003 through June 20, 2009	5,928	7,500

Total long-term debt	5,865,597	6,018,813
Principal payments due within one year	614,467	613,832

Principal payments due after one year	$5,251,130	$5,404,981

On February 24, 2006, Ranor entered into a loan and security agreement with Sovereign Bank. Pursuant to the agreement, the bank has granted Ranor a term loan of $4,000,000 (“Term Note”) and extended Ranor a line of credit of $1,000,000, with an initial interest rate of 9%. In February 2007, Ranor entered into an amendment to the agreement with the bank which (i) reduced the interest rate from prime plus 1½% to prime plus 1% and increased the revolving credit line of $2,000,000 (“Revolving Note’) and (ii) provided for Ranor to borrow up to $500,000 at in order to finance capital expenditures. Under this capital expenditures facility, Ranor was able to borrow up to $500,000 until the February 1, 2008. On November 30, 2007, Ranor and the bank entered into second amendment to the loan agreement pursuant to which the capital expenditure line was increased to $3,000,000, which is available to Ranor until November 30, 2008. Any borrowings under the capital expenditures line are amortized over five years, commencing December 1, 2008. The interest on the capital expenditure loans is equal to the prime plus ½% per annum through November 30, 2008. After November 2008, the interest is charged on the outstanding balance of the capital expenditures loan at the annual rate that the bank offers to pay for its wholesale liabilities, adjusted for reserve requirement, plus 2.25% (“Cost of Fund Rate”.) As of June 30, 2008 and March 31, 2008, there were no borrowings outstanding under either the revolving line or the capital expenditure line. Any outstanding principal or accrued interest has to be paid off on or before November 2013, the maturity date.

The Term Note is subject to various covenants that include the following: the loan collateral comprises all personal property of Ranor, including cash, accounts receivable, inventories, equipment, financial and intangible assets owned when the loan is contracted or acquired thereafter; the amount of loan outstanding at all times is limited to a borrowing base amount of the Ranor’s qualified accounts receivable and inventory; there are prepayment penalties of 3%, 2% and 1% of the outstanding principal, in the first, second and third years following the issuance date, respectively. There is no prepayment penalty thereafter. Ranor is prohibited from issuing any additional equity interest (except to existing holders), or redeem, retire, purchase or otherwise acquire for value any equity interests; Ranor pays an unused credit line fee of 0.25% of the average unused credit line amount in previous month; the earnings available to cover fixed charges are required not to be less than 120% of fixed charges for the rolling four quarters, tested at the end of each fiscal quarter; and interest coverage ratio is required to be not less than 2:1 at the end of each fiscal quarter. Ranor’s obligations under the notes to the bank are guaranteed by TechPrecision.

In connection with the Amalgamated Bank mortgage financing of the real estate owned by WM Realty Management LLC, Mr. Andrew Levy, the principal equity owner and manager of WM Realty and a major stockholder of TechPrecision, executed a limited guarantee. Pursuant to the limited guaranty, Mr. Levy guaranteed the lender the payment of any loss resulting from WM realty’s fraud or misrepresentation in connection with the loan documents, misapplication of rent and insurance proceeds, failure to pay taxes and other defaults resulting from his or WM Realty Management’s misconduct.

As of June 30, 2008, the maturities of long-term debt were as follows:

Year ending June 30,

2009	$614,467
2010	612,034
2011	614,449
2012	617,488
Due after 2012	3,407,159
Total	$5,865,597

NOTE 6. CAPITAL STOCK

The Company had 13,685,995 shares of common stock outstanding at June 30, 2008 and 12,572,995 shares of common stock outstanding at March 31, 2008.

The Company had 6,484,971 and 7,018,064 shares of series A preferred stock outstanding at June 30, 2008 and March 31, 2008. Each share of preferred stock is convertible into 1.3072 shares of common stock, subject to adjustment. During the three months ended June 30, 2008, 553,093 shares of series A preferred stock were converted into 723,000 shares of common stock.

Common Stock Purchase Warrants

In February 2006, we sold to the investor, for $2,200,000, (a) 7,719,250 shares of series A convertible preferred stock and (b) warrants to purchase 11,220,000 shares of common stock. The warrants are exercisable, in part or full, at any time from February 24, 2006 until February 24, 2011.

If, during the period ending February 24, 2009, the Company issues common stock at a price, or options, warrants or other convertible securities with a conversion or exercise price less than the applicable exercise prices, with certain specified exceptions, the exercise price of the warrants is reduced to reflect an exercise price equal to the lower price. This adjustment does not affect the number of shares of common stock issuable upon exercise of the warrants.

During the three months ended June 30, 2008, we issued 390,000 shares of common stock upon exercise of warrants having an exercise price of $.43605 and a cost of $11,700. The Company had estimated the costs of warrants at $.03 per warrant using Black Scholes model, at the time of issuance. The assumptions were market price of $.28, risk free rate of 5% and volatility of 28%. The number of warrants outstanding as of June 30, 2008 is 9,320,000. In addition, at June 30, 2008 and March 31, 2008 warrants to purchase 112,500 shares of common stock were outstanding under our 2006 long-term incentive plan. These warrants were issued to an investor relations firm in the year ended March 31, 2008.

Stock options

During the three months ended June 30, 2008, no stock options were granted and no stock options were exercised. As of June 30, 2008 and March 31, 2008, stock options to purchase 371,659 shares of common stock were outstanding under the 2006 long-term incentive plan.

NOTE 7. EARNINGS PER SHARE OF COMMON STOCK

Basic net income per share of common stock is computed by dividing net income or loss by the weighted average number of shares outstanding during the year. Diluted net income per share of common stock is calculated using net income divided by diluted weighted-average shares. Diluted weighted-average shares include weighted-average shares outstanding plus the dilutive effect of convertible preferred stock, preferred shareholders and other warrants and share-based compensation were calculated using the treasury stock method.

	Three Months Ended June 30,
	2008	2007
Net Income	$1,571,696	$684,827

Average basic shares outstanding	12,925,606	10,051,000
Effect of dilutive stock options, warrants and preferred stock	13,496,351	9,262,683

Average diluted shares outstanding	26,421,957	19,313,683

Basic net income per share	$.12	$.07
Diluted net income per share	$.06	$.04

NOTE 8. INCOME TAXES

The Company uses the asset and liability method of financial accounting and reporting for income taxes required by statement of Financial Accounting Standards No. 109 (“FAS 109”), “Accounting for Income Taxes.” Under FAS 109, deferred income taxes reflect the tax impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes. Temporary differences giving rise to deferred income taxes consist primarily of the reporting of losses on uncompleted contracts, the excess of depreciation for tax purposes over the amount for financial reporting purposes, and accrued expenses accounted for differently for financial reporting and tax purposes and net operating loss carry forwards.

We estimate whether recoverability of our deferred tax assets is “more likely than not” based on forecasts of taxable income in the related tax jurisdictions.  In this estimate, we use historical results, projected future operating results based upon approved business plans, eligible carry forward periods, tax planning opportunities and other relevant considerations.  We review the likelihood that we will be able to realize the benefit of our deferred tax assets on a quarterly basis or whenever events indicate that a review is required.

During the quarter of ended June 30, 2008, an evaluation of recent historical profitability and growth in the last two quarters of the year ended March 31, 2008 and an increase in current and projected market demand and future customer production schedules for the coming year led us to significantly revise the near-term projected future operating results of our operations.

We reviewed the likelihood that we would be able to realize the benefit of our U.S. deferred tax assets as of June 30, 2008, based on the revised near-term projected future operating results.  We concluded that it is “more likely than not” that we will realize our short term net deferred tax assets and thus recorded an income tax benefit in the first quarter of 2008 of $90,772 to establish a provision for these assets.

If, in the future, we do not generate taxable income in the U.S. on a sustained basis, our current estimate of the recoverability of our deferred tax assets could change and result in the increase of the valuation allowance.

Income tax expense was $1,064,250 in the three months ended June 30, 2008 as compared to $397,005 in the three months ended June 30, 2007.  The Company’s effective income tax rate was 40% in the first quarter of 2008 as compared to 37% in the first quarter of 2007.    The increase is a result of increased profitability in the second half of last year and positive earnings estimates for the current period. The effective tax rate in the first quarter of 2008 includes the recognition of a net deferred tax asset of $90,722. This deferred tax asset reflects the impact of recording an income tax benefit for the current portion of net operating loss carry forwards subject to Internal Revenue Code Section 382 and related state statutory limitations in the amount of $39,454 and an income tax benefit of $133,804 related to accrued compensation benefits. The deferred tax asset reflected on the balance sheet is net of the current portion deferred tax liability arising from timing differences in depreciation in the amount of $82,486.

NOTE 9. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

The Company maintains bank account balances, which, at times, may exceed insured limits. The Company has not experienced any losses with these accounts and believes that it is not exposed to any significant credit risk on cash.

The Company has been dependent in each year on a small number of customers who generate a significant portion of our business, and these customers change from year to year. To the extent that the Company is unable to generate orders from new customers, it may have difficulty operating profitably.

The following table sets forth information as to revenue derived from those customers who accounted for more than 10% of our revenue in the three months ended June 30, 2008 and 2007:

	June 30		June 30
	2008		2007
Customer	Dollars	Percent	Dollars	Percent

Customer A	$8,046,100	69%	$2,536,111	39%
Customer B	1,552,084	13%	1,258,567	19%

NOTE 10. COMMITMENT AND CONTINGENCIES

Leases

Ranor, Inc. has leased its manufacturing, warehouse and office facilities in Westminster (Westminster Lease), Massachusetts from WM Realty, a variable interest entity, for a term of 15 years, commencing February 24, 2006. For the quarters ended June 30, 2008 and 2007, the Company’s rent expenses were $112,500 and $109,625, respectively. Since the Company consolidated the operations of WM Realty pursuant to FIN 46, the rental expense is eliminated in consolidation, the building is carried at cost and depreciation is expensed. The annual rent is subject to an annual increase based on the increase in the consumer price index.

The Company has an option to purchase the real property at fair value and an option to extend the term of the lease for two additional terms of five years, upon the same terms. The minimum rent payable for each option term will be the greater of (i) the minimum rent payable under the lease immediately prior to either the expiration date, or the expiration of the preceding option term, or (ii) the fair market rent for the leased premises.

The Company also has leased approximately 12,720 square feet of manufacturing space in Fitchburg, Massachusetts (“Fitchburg Lease”) from an unaffiliated lessor. The lease provides for rent at the annual rate of $50,112 with 3% annual increases, starting 2004. The lease expires in February 2009, and is renewable for a five year term. The company’s rent expense for this facility was $12,528 for the three months ended June 30, 2008. The Company has the option to purchase the property at the appraised market value.

The minimum future lease payments under the Company’s real property leases are as follows:

Year Ended June 30,	Amount

Operating Lease- Fitchburg Lease
2009	$33,408

Total	$33,408

Lease Payments to WM Realty

2009	450,000
2010	450,000
2011	450,000
2012	450,000
2013	450,000
2014-2018	2,250,000
2019-2022	1,650,000

Total	$6,150,000

Part II

INFORMATION NOT REQUIRED TO BE IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The estimated expenses of the registration, all of which will be paid by the Company, are as follows:

Item	Amount
SEC filing fee	$
Printing and filing
Legal expenses, including blue sky
Accounting expenses
Miscellaneous
Total	$

* Estimated

Item 14. Indemnification of Officers and Directors

The Company’s certificate of incorporation provide that the liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under Delaware law and provides for indemnification to the extent permitted by Delaware law.

The Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders; acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; payments of unlawful dividends or unlawful stock repurchases or redemptions, or any transaction from which the director derived an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys’ fees incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, agreement, a vote of stockholders or disinterested directors or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, offices or controlling persons of the Company, pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 15. Recent Sales of Unregistered Securities

In connection with our organization in February 2005, we issued 1,000,000 to Capital Markets for $100 and 20,000 shares to Mark Allen for $2. Both purchasers are “accredited investors” and they represented in writing that they acquired the securities for their own accounts. They are founders of Lounsberry Holdings II, Inc. In February 2006, in connection with the reverse acquisition, we purchased 928,000 shares from Capital Markets for $167,602, and paid $32,398 of debt due to Capital Markets. The issuance of these shares is exempt from the registration requirement pursuant to Section 4(2) of the Securities Act as a transaction not involving a public offering. Each investor acquired the shares for investment and the stock certificates bear an investment legend. No broker or underwriter was involved in the sale of the shares and no brokerage or underwriting commission was paid.

In December 2005, we issued 8,000 shares of common stock for $2,000. The sales were made directly by the Company to persons known by the Company. One of the investors, Michael Byl, is president of Southridge Investment Group, LLC, an NASD registered broker-dealer formerly known as Greenfield Capital Partners LLC (“Southridge”). Southridge is affiliated by common ownership with Capital Markets in that both are controlled by a family limited partnership in which Steve Hicks has voting and disposition control. The following table indicates the accredited investors and their family members. For those listed with a family relationship, the funds were provided by the related accredited investor.

Nelson Broms - Accredited
Pearl Broms—Accredited
CFO Managed Fund I LLC - Accredited
Jeffrey Hicks - Brother of Steve Hicks
Anna Crawford - Sister-in-law of Steve Hicks
Christopher Toppin—Accredited
James McKeever—Accredited
Antonio A. Yenidjeian
Stephen Hieber
Susan Isley
Gina Pacific
Joanne Leftwich
Emilia P. Cantelio
Mary Ellen Schloth—Accredited
Brenda Garzi—Accredited
Joseph Garzi—Accredited
Gabrielle Guttman
Brittany Moss
Jennifer Rasmussen
Brooke Rodgerson
John Rodgerson
Erika Magnussen
Zoe Hicks - Niece of Steve Hicks
Ellen Hicks - Niece of Steve Hicks
Carol Hicks - Sister-in-law of Steve Hicks
Bradley Hicks - Brother of Steve Hicks
Mary Hicks - Accredited
Taylor Hicks - Daughter of Steve Hicks
Jonathan Hicks - Son of Steve Hicks
Lori Cipot
Tonya Toriari
Sarah Licata
Debra Case
Michael Byl - Accredited
Claire Byl - Daughter of Michael Byl
Kendall Byl - Son of Michael Byl
Tracy Byl - Accredited
Jean McKeever - Accredited
Larry Ditkoff - Accredited
Henry Sargent

Of the investors who are not accredited investors or family members of accredited investors, each of the investors has the understanding of the nature of the investment, including the fact that the shares may not be sold except pursuant to a registration statement and that they may never be a registration statement covering their shares. These investors have experience in investing in blind pool shell companies and have a relationship with either Steve Hicks or Mark Allen. In no case did the investment constitute more than an insignificant portion of the investor’s net worth or assets.

No broker or underwriter was involved in the sale of the shares and no brokerage or underwriting commission was paid. Each of the investors was provided with a placement memorandum disclosing the Company’s proposed business, and management was available to respond to any questions they may have and had the sophistication with respect to their investment in the Company, then known as Lounsberry. Each of the investors had experience participating in similar offerings of stock and understood the nature of the restriction on their shares, including their inability to sell the shares without a registration statement. The purchasers acquired the shares for their own accounts and not with a view to the sale or distribution thereof. The stock certificates representing the shares bear a restrictive legend. The issuance of these shares is exempt from the registration requirement pursuant to Section 4(2) of the Securities Act as a transaction not involving a public offering, and each of the investors was known to the Company. Each investor acquired the shares for investment and the stock certificates bear an investment legend.

On February 24, 2006, we issued the following securities:

•
Pursuant to the preferred stock purchase agreement, we sold to Barron Partners, for an aggregate of $2.2 million, (i) 7,719,250 shares of series A preferred stock, and (ii) warrants to purchase 5,610,000 shares of common stock at $.57 per share and 5,610,000 shares of common stock at $.855 per share. Barron Partners is a highly sophisticated investor that makes investments in public companies or companies that become public in connection with its investment. Barron Partners had access to information concerning Ranor and the terms of the acquisition of Ranor, as well as access to the Company’s officers. Through August 21, 2008, Barron Partners has exercised warrants to purchase 1,900,000 shares of common stock and converted 968,485 shares of series A preferred stock into 1,266,000 shares of common stock.

•	Pursuant to an agreement with the members of Ranor Acquisition LLC, we issued to the members of Ranor Acquisition 7,997,000 shares of common stock, as follows:

Name	No. Shares
James G. Reindl	3,095,300
Andrew A. Levy	2,825,300
Redstone Capital Corporation	250,000
Stanley Youtt	796,000
Martin Daube	741,400
Larry Steinbrueck	204,000
Michael Holly	85,000
Total	7,997,000

Mr. Levy is president of Redstone Capital Corporation and the stock of Redstone is owned by Mr. Levy and his wife. Mr. Reindl, Mr. Levy and Mr. Daube are the founders of Ranor Acquisition LLC. Mr. Youtt, who is president of Ranor and a director of the Company, was Ranor’s president and CEO prior to the reverse acquisition. Mr. Steinbrueck and Mr. Holly are sophisticated investors who are directors of the Company.

•
We sold 1,700,000 shares of common stock to Stanoff Corporation for $500,000. Stanoff is operated by Howard Weingrow and owned by his family. Mr. Weingrow is a very sophisticated and wealthy investor. He had access to information concerning the Company through Mr. Levy.

•	We issued the 170,000 shares of common stock for services rendered as follows:

Name	Shares
Mathers Associates	80,000
Grace Sorensen	40,000
Glenn Goldfinger	40,000
Mary Desmond	10,000
Total	170,000

The Company and its founders, Mr. Reindl, Mr. Levy and/or Mr. Daube, had existing relationship with each of the persons to whom stock was issued, and the stockholders who acquired the shares for their own accounts and not with a view to the sale or distribution thereof. Mathers Associates is an investment fund run by professionals. Ms. Sorensen is a personal friend of Mr. Reindl and Mr. Levy, and Mr. Goldfinger is a personal friend of Mr. Levy and he has invested with Mr. Levy in the past. Mathers, Ms. Sorensen and Mr. Goldfinger had access to information concerning Ranor and the Company through Mr. Levy or Mr. Reindl. Ms. Desmond is the Company’s chief financial officer and she served in that capacity for Ranor before the reverse acquisition. None of these individuals made any cash payment for their securities.

The issuance of these shares on February 24, 2006 is exempt from the registration requirement pursuant to Section 4(2) of the Securities Act as a transaction not involving a public offering and Rule 506 of the SEC thereunder. Each investor is an accredited investor, as defined in Rule 501, purchased the securities for his or her own account, understood the restricted nature of the shares, and was provided information pursuant to Rule 502.

No broker or underwriter was involved in the sale of the shares and no brokerage or underwriting commission was paid with respect to any of the foregoing transactions. All stock certificates issued by the Company as described in this Item 15 bear a restrictive legend.

Item 27. Exhibits

2.1	Stock purchase agreement dated August 17, 2005, by and among Ranor Acquisition, LLC, the stockholders of Ranor and Ranor, Inc. [1]
3.1	Certificate of incorporation [1]
3.2	By-laws [2]
3.3	Certificate of Designation for the Series A Convertible Preferred Stock [4]
4.1	Loan and security agreement dated February 24, 2006, between Ranor and Sovereign Bank [1]
4.2	Guaranty from the Registrant to Sovereign Bank [1]
4.3	Form of warrant issued to Barron Partners LP [1]
4.4	First amendment dated January 29, 2007 to loan and security agreement dated February 24, 2006, between Ranor, Inc. and Sovereign Bank and forms of notes [6]
4.5	Second amendment dated June, 2007 to loan and security agreement dated February 24, 2006, between Ranor, Inc. and Sovereign Bank and forms of revolving note [1]
4.6	Mortgage security agreement and fixture filing dated October 4, 2006, from WM Realty Management, LLC to Amalgamated Bank [1]
4.7	Mortgage note dated October 4, 2006 [1]
4.8	Third Amendment dated November 30, 2007 to loan and security agreement dated February 24, 2006, between Ranor, Inc. and Sovereign Bank and form of amended and restated note 3. [11]
5.1	Opinion of Sichenzia Ross Friedman Ference LLP.[3]
10.1	Preferred stock purchase agreement dated February 24, 2006, between the Registrant and Barron Partners, LP [1]
10.2	Registration rights agreement dated February 24, 2006, between the Registrant and Barron Partners LP [1]
10.3	Agreement dated February 24, 2006, among the Registrant, Ranor Acquisition LLC and the members of Ranor Acquisition LLC [1]
10.4	Subscription Agreement dated February 24, 2006 [1]
10.5	Registration rights provisions pursuant to the agreements listed in Exhibits 10.3 and 10.4 [1]
10.6	Employment agreement between the Registrant and Stanley Youtt [1]
10.7	Lease, dated February 24, 2006 between WM Realty Management, LLC and Ranor [1]
10.8	2006 Long-term incentive plan [4]
10.9	Settlement agreement and general release dated February 13, 2007, among the Company, Green Mountain Partners III, L.P. [6]
10.10	Letter agreement dated January, 2007 between Techprecision Corporation and Techprecision LLC [7]
10.11	Limited guarantee dated October 4, 2006 from Andrew Levy to Amalgamated Bank [1]
10.12	Employment agreement dated as of April 1, 2007 between the Company and James G. Reindl [8]
10.13	Employment agreement dated April 1, 2007 between the Company and Mary Desmond. [11]
10.15	Purchase order from Electric Boat Corporation dated November 9, 2006 [1]
10.16	Purchase order from GT Solar Incorporated dated January 22, 2007 [1,10]
10.17	Purchase order from L3 Communications ESSCO dated March 29, 2006 [1]
14.1	Code of business conduct and ethics [4]
21.1	List of Subsidiaries [11]
23.1	Consent of Sichenzia Ross Friedman Ference LLP (included in Exhibit 5.1)
23.2	Consent of Tabriztchi & Co., CPA, P.C. [3]

[1]	Filed as an exhibit to the Company’s registration statement on Form SB-2, File No. 333-133509, and incorporated hereby by reference.
[2]	Filed as an exhibit to the Company’s registration statement on Form 10-SB, which was filed with the Commission on June 23, 2005 and incorporated herein by reference.
[3]	Filed herewith.
[4]	Filed as an appendix to the Company’s information statement of Schedule 14-C, and incorporated herein by reference.
[5]	Filed as an exhibit to the Company’s annual report on Form 10-KSB for the year ended December 31, 2005 and incorporated hereby reference.
[6]	Filed as an exhibit to the Company’s current report on Form 8-K, which was filed with the commission on February 20, 2007.
[7]	Filed as an exhibit to the Company’s current report on Form 8-K, which was filed with the commission on February 8, 2007.
[8]	Filed as an exhibit to the Company’s current report on Form 8-K, which was filed with the commission on June 26, 2007.
[9]	Filed as an exhibit to the Company’s annual report on Form 10-KSB for the year ended March 31, 2007 and incorporated herein by reference.
[10]	Confidential treatment requested.
[11]	Filed as an exhibit to the Company’s annual report on Form 10-KSB for the year ended March 31, 2008 and incorporated herein by reference.

Item 28. Undertakings

The undersigned Company hereby undertakes to:

(1) File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement, and

(iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv) Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westminster, Commonwealth of Massachusetts on this 27th day of August, 2008.

TECHPRECISION CORPORATION

By:	/s/ James G. Reindl
James G. Reindl, CEO

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints James G. Reindl his true and lawful attorneys-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement and to sign a registration statement pursuant to Section 462(b) of the Securities Act of 1933, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ James G. Reindl	Chief Executive Officer	August 27, 2008
James G. Reindl.	and Director (Principal Executive Officer)

/s/ Mary Desmond	Chief Financial Officer	August 27, 2008
Mary Desmond	(Principal Financial and Accounting Officer)

/s/ Stanley A. Youtt	Director	August 26, 2008
Stanley A. Youtt

	Director	August , 2008
Michael Holly

/s/ Larry Steinbrueck	Director	August 25, 2008
Larry Steinbrueck

/s/ Louis Winoski	Director	August 26, 2008
Louis A. Winoski